SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             ---------------------

                                   FORM 6-K

                       Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          FOR THE MONTH OF JULY, 2004
                        COMMISSION FILE NUMBER 1-15194

                             ---------------------

                  COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact name of registrant as specified in its charter)

                       AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's name into English)

               RUA DR. RENATO PAES DE BARROS, 1017 - 4TH FLOOR
                            04530-000 SAO PAULO, SP
                        FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                      Form 20-F ___X___ Form 40-F _______

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.

                            Yes _______ No ___X____

INTRODUCTION


     On September 18, 2003, Companhia de Brasileira de Bebidas - CBB ("CBB"), a wholly-owned subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), issued US$500 million 8.75% notes due 2013 (the "Notes") in a transaction exempt from registration under the Securities Act of 1933. The Notes are fully and unconditionally guaranteed by AmBev. AmBev and CBB intend to consummate an exchange offer or otherwise provide for an effective registration statement to cause the Notes to become freely transferable no later than September 18, 2004.

     This Form 6-K is being furnished for purposes of disclosure of certain pro-forma financial information, which will form a part of the registration statement on Form F-4 to be filed by AmBev and CBB with the SEC in respect of the exchange offer described above, relating to the probable acquisition by AmBev of Labatt Brewing Canada Holding Ltd. ("Mergeco"), a business combination which will be accounted for as a purchase.

     In this document, except as otherwise indicated or as the context otherwise requires, the "Company", "AmBev", "we", "us" and "our" refers to Companhia de Bebidas das Americas - AmBev and its subsidiaries. In addition, references to "real", "reais" or "R$" are to the Brazilian legal currency. References to "U.S. dollar" or "US$" are to the legal currency of the United States. References to "Canadian dollar" or "C$" are to the legal currency of Canada.

     We have translated some of the Brazilian currency amounts contained in this Form 6-K into U.S. dollars and Canadian dollars. All financial information relating to us that is presented in U.S. dollars and Canadian dollars in this report has been translated from Reais at the period end exchange rate or average exchange rate prevailing during the period, as published by the Central Bank of Brazil ("Central Bank"), unless the context otherwise requires. The commercial market rate on December 31, 2003 was R$2.8892 to US$1.00 and for Canadian dollars was R$2.2425 to C$1.00 as published by the Central Bank. The U.S. and Canadian dollar equivalent information presented in this Form 6-K is provided solely for the convenience of the readers of this Form 6-K and should not be construed as implying that the Brazilian currency amounts represent, or could have been or could be converted into, U.S. or Canadian dollars at such rates or at any rate.

INTERBREW-AMBEV TRANSACTIONS

SUMMARY

     On March 3, 2004, AmBev entered into an agreement to acquire Labatt Brewing Company Limited ("Labatt"), a company organized under the laws of Canada, from the Belgian brewer Interbrew S.A./N.V. ("Interbrew"). Labatt is one of Canada's leading brewers, with a market share in Canada of approximately 43% and shipment volumes of approximately 11.5 million hectoliters in 2003. Labatt's brand portfolio in Canada includes Labatt Blue(R), Kokanee(R), Keith's(R) and, under license, Labatt brews and distributes Budweiser(R). In exchange for Labatt, AmBev will issue to Interbrew approximately 7.9 billion new AmBev common shares and 11.4 billion new AmBev preferred shares.

     Also on March 3, 2004 various entities controlled by AmBev's current controlling shareholders, Messrs. Lemann, Telles and Sicupira, entered into an agreement with Interbrew and Interbrew's controlling shareholders to exchange their controlling interest in AmBev (consisting of approximately 8.25 billion AmBev common shares) for 141,712,000 newly-issued ordinary shares of Interbrew.



                                      -1-

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     The transactions contemplated by these agreements, which we refer to collectively as the "Interbrew-AmBev Transactions", are subject to various conditions, and the closings of both transactions are contingent upon one another. Upon consummation of the Interbrew-AmBev Transactions:

          o    Labatt will become a wholly owned subsidiary of AmBev;

          o Based on current expectations, Interbrew will acquire a total of approximately 16.2 billion AmBev common shares and 11.4 billion AmBev preferred shares, representing an approximate 69% voting interest and 48% economic interest in AmBev as of May 2004. Assuming 100% acceptance by the minority holders of AmBev's common shares in the mandatory tender offer ("MTO") Interbrew will be required to conduct pursuant to Brazilian law following the consummation of the transactions, Interbrew will acquire an additional 3.6 billion AmBev common shares, increasing its stake in AmBev to an approximate 84% voting interest and 54% economic interest; and

          o Messrs. Lemann, Telles and Sicupira will acquire 141,712,000 Interbrew shares, representing approximately a 24.7% voting and economic interest in Interbrew; Messrs. Lemann, Telles and Sicupira, together with Interbrew's existing controlling shareholder group, will jointly and equally, indirectly through Stichting Interbrew, exercise control over approximately 321,712,000 Interbrew shares, representing approximately a 56% voting interest and economic interest in Interbrew.

     AmBev expects that the Interbrew-AmBev Transactions will close in the third quarter of 2004. AmBev believes these transactions will allow AmBev to develop a presence in the Canadian beer market, provide an opportunity for Interbrew to sell AmBev's brands under license in the countries where Interbrew operates, and offer the potential for AmBev to benefit from Interbrew's brand portfolio through imports of Interbrew brands in countries where AmBev operates. The principal agreements with respect to the Interbrew-AmBev Transactions are summarized below.

     PROPOSED ACQUISITION OF LABATT - INCORPORACAO AGREEMENT

     On March 3, 2004, AmBev entered into the Incorporacao Agreement with Interbrew, Labatt and Labatt Brewing Canada Holding Ltd., a wholly owned subsidiary of Interbrew ("Mergeco"), which will indirectly own 100% of the capital stock of Labatt at the time the transactions contemplated by the Incorporacao Agreement are to be consummated. Pursuant to the Incorporacao Agreement, Mergeco will be merged into AmBev by means of an Incorporacao under Brazilian law, and Interbrew (through the sole shareholder of Mergeco, Interbrew International B.V., which is a wholly owned subsidiary of Interbrew) will receive approximately 7.9 billion newly issued AmBev common shares and approximately 11.4 billion newly issued AmBev preferred shares. At the time of the consummation of the Incorporacao, Mergeco will own 100% of the capital stock minus one share of Labatt Holding ApS ("Labatt Holdco"), a corporation organized under the laws of Denmark, and Labatt Holdco will own all the capital stock of Labatt. Upon consummation of the Incorporacao, AmBev will own 100% of the capital stock of Labatt Holdco, and indirectly, of Labatt. Labatt will consist of its Canadian-based brewing operations at the time the Incorporacao is consummated.

     On May 24, 2004, Interbrew and Fomento Economico Mexicano, S.A. de C.V. ("Femsa") announced that they had reached an agreement to unwind their respective indirect minority interests in Femsa Cerveza, S.A. de C.V. ("Femsa Cerveza") and Labatt USA L.L.C. ("Labatt USA").

Interbrew has agreed to sell its indirect 30% interest in Femsa Cerveza to Femsa for US$1.245 billion following the closing of the Incorporacao. At the same time, the exclusive US distribution rights to Femsa Cerveza's brands will be assigned by Labatt USA to a subsidiary of Femsa in exchange for the redemption of Femsa's indirect 30% interest in Labatt USA. Upon completion of these transactions, Interbrew will own 100% of Labatt USA and Femsa will own 100% of Femsa Cerveza. Labatt's interests in Femsa Cerveza and Labatt USA have been transferred to another subsidiary of Interbrew that is not a subsidiary of Labatt. As a result, neither interest will be among the businesses transferred to AmBev pursuant to the Incorporacao.

     Accordingly, as a result of the transactions described above and as provided in the Incorporacao Agreement, the number of common shares to be issued to Interbrew will be reduced from approximately 9.5 billion to approximately 7.9 billion and the number of preferred shares to be issued to Interbrew will be reduced from approximately 13.8 billion to approximately
11.4 billion. In addition, the aggregate third party net debt of Labatt and its subsidiaries at the time the Incorporacao is to be consummated will be C$1.3 billion.

     Pursuant to the Incorporacao Agreement, AmBev has generally agreed, until the closing date, or, if the closing does not occur, the second anniversary after the termination of the agreement, not to, directly or indirectly, (i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any equity securities or securities convertible into equity securities of Interbrew or any of its affiliates or subsidiaries, (ii) propose to enter into, directly or indirectly, any merger or business combination involving Interbrew or any of its subsidiaries, (iii) otherwise seek to influence or control, in any manner whatsoever (including proxy solicitation or otherwise), the management or policies of Interbrew or any of its subsidiaries, (iv) solicit, initiate or encourage any proposal for an amalgamation, a merger or other business combination, sale of securities, sale of substantial assets, joint venture, or similar transaction involving AmBev (an "AmBev Bid"), (v) enter into any agreement with respect to any AmBev Bid,
(vi) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any AmBev Bid, (vii) assist, advise or encourage (including by knowingly providing or arranging financing for that purpose) any other person in doing any of the foregoing, or (vii) disclose any intention or plan inconsistent with the foregoing.

     Pursuant to the Incorporacao Agreement, each of Interbrew and Labatt have agreed to a "no solicitation" provision which will remain in effect until the closing date or, if the closing does not occur and the agreement is terminated, for two years following the date of termination. The "no solicitation" provision generally restricts the ability of Interbrew and Labatt to solicit or enter into agreements that would enable a third party to acquire control over it. In addition, pursuant to the Incorporacao Agreement, Interbrew has agreed not to transfer any of the capital stock of Labatt or any interest therein, or enter into any contract, option or other arrangement with respect to the transfer (including any profit sharing or other derivative arrangement) of any of the capital stock of Labatt or any interest therein, except in compliance with the provisions of the Incorporacao Agreement.

     The closing of the Incorporacao Agreement is subject to the satisfaction of various conditions, including the approval of the applicable antitrust authorities and the closing of the transactions contemplated by the Contribution and Subscription Agreement described below.



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


     CONTRIBUTION AND SUBSCRIPTION AGREEMENT

     On March 3, 2004, S-Braco Participacoes S.A., Rougeval Limited, Tinsel Investments Inc., ECAP, Braco S.A., Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A.
("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. The Stichting is a foundation organized under Dutch law which currently holds, on behalf of EPS and affiliates of EPS, approximately 275.1 million ordinary shares of Interbrew, representing approximately 64% of the outstanding ordinary shares of Interbrew.(1)

     Pursuant to the Contribution and Subscription Agreement, the SB Group Companies are in the process of reorganizing their direct and indirect holdings of AmBev common shares such that, upon closing of the transactions contemplated by the Contribution and Subscription Agreement, an SB Group Company ("BRC") will contribute to Interbrew 100% of the capital stock of another SB Group Company ("Tinsel Lux") that will indirectly own (i) a total of approximately 4.2 billion AmBev common shares and (ii) approximately 98.64% of the capital stock of ECAP, which directly owns approximately 4.0 billion AmBev common shares. In exchange for the contribution to Interbrew of 100% of the capital stock of Tinsel Lux, Interbrew will issue to BRC approximately 141.7 million ordinary shares of Interbrew. The closing of the transactions contemplated by the Contribution and Subscription Agreement is subject to the satisfaction of various conditions, including the approval of the applicable antitrust authorities and the closing of the transactions contemplated by the Incorporacao Agreement. The Contribution and Subscription Agreement can be terminated by mutual consent of the SB Group Companies and Interbrew, or by either the SB Group Companies or Interbrew if, prior to closing, the Incorporacao Agreement is terminated in accordance with its terms.

     Upon closing of the transactions contemplated by the Contribution and Subscription Agreement, Mr. Lemann, Mr. Sicupira and Mr. Telles would beneficially own, through their interests in BRC, the Interbrew shares to be acquired by BRC, and Interbrew would beneficially own the AmBev common shares that are currently beneficially owned by Mr. Lemann, Mr. Sicupira and Mr. Telles by virtue of their interests in the SB Group Companies.

     Pursuant to the Contribution and Subscription Agreement, each party has agreed to a "no solicitation" provision which will remain in effect until the closing of the transactions contemplated by the Contribution and Subscription Agreement or, if the closing does not occur and the agreement is terminated, for two years following the date of termination. The "no solicitation" provision generally restricts the right of any of the SB Group Companies, on the one hand, and Interbrew, EPS and the Stichting, on the other hand, to attempt to acquire control over one another without the prior written consent of the board of directors of the "target" party, and restricts the ability of each party to solicit or enter into agreements that would enable a third party to acquire control over it.

     In addition, pursuant to the Contribution and Subscription Agreement, the SB Group Companies have agreed not to transfer, directly or indirectly, any shares or interests in any SB


-----------------------

(1) Based on publicly available information, AmBev believes that: The Stichting was organized by members of several Belgian families who collectively hold a controlling interest in Interbrew as a means to consolidate their shareholdings in Interbrew. In exchange for each Interbrew Share transferred to it, the Stichting issues to the transferee a certificate representing such share. The Stichting votes all of the Interbrew shares held by it at general and extraordinary meetings of Interbrew and is managed by a board of directors.
The Stichting receives all dividends in respect of the Interbrew shares held by it for distribution to its certificate holders. EPS, an entity affiliated with such Belgian families, currently holds 176 million Stichting certificates, and the Stichting currently holds approximately 275.1 million Interbrew shares, representing approximately 64% of all outstanding Interbrew shares.




                                     -4-
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Group Company or any shares or interests in AmBev. Similarly, EPS and the
Stichting have agreed not to transfer, directly or indirectly, 252 million Interbrew shares (including any Stichting certificates representing the 252 million Interbrew shares or any other interests in the 252 million Interbrew shares). These restrictions on transfer will terminate upon the closing of the transactions contemplated by the Contribution and Subscription Agreement, or, if the closing does not occur, upon the termination of the Contribution and Subscription Agreement in accordance with its terms.

      The Contribution and Subscription Agreement also contains certain restrictions on the business and activities of the SB Group Companies and AmBev, on the one hand, and Interbrew, EPS and the Stichting, on the other hand, until the closing of the transactions contemplated by the Contribution and Subscription Agreement. In general, these restrictions obligate the parties to conduct their respective businesses in the ordinary course consistent with past practice and impose certain limitations with respect to, among other things, the incurrence of debt beyond a specified amount, significant acquisitions or dispositions, and issuances of stock.

MANDATORY TENDER OFFER

     The Contribution and Subscription Agreement provides that, as required by Brazilian law, Interbrew will make a mandatory tender offer ("MTO") following the closing of the transactions contemplated by the Contribution and Subscription Agreement for all shares of AmBev common stock not owned by it. As required by Brazilian law, the price to be paid by Interbrew for each share of AmBev common stock pursuant to the MTO will be an amount equal to 80% of the per share consideration received by the SB Group Companies in respect of the contribution of the AmBev common shares.

INTERBREW SHAREHOLDERS' AGREEMENT

     In connection with the Contribution and Subscription Agreement, on March 2, 2004, BRC, EPS, an affiliate of EPS, Rayvax Societe d'Investissements S.A. ("Rayvax") and the Stichting entered into a shareholders agreement (the "Interbrew Shareholders' Agreement") to become effective with respect to its operative provisions upon the closing of the transactions contemplated by the Contribution and Subscription Agreement. The Interbrew Shareholders Agreement will provide for BRC and EPS to hold their interests in Interbrew through the Stichting and will address, among other things, certain matters relating to the governance and management of the Stichting and Interbrew as well as the transfers of interests in Interbrew. Upon the closing of the transactions contemplated by the Contribution and Subscription Agreement, BRC will transfer all 141.7 million of its Interbrew shares to the Stichting in exchange for
141.7 million Stichting certificates, and EPS will hold at least 180 million Stichting certificates (representing 180 million Interbrew shares). The approximately 321.7 million Interbrew shares anticipated to be held by the Stichting upon the closing of the transactions contemplated by the Contribution and Subscription Agreement will represent approximately 56% of all issued and outstanding Interbrew shares at that time.

     Pursuant to the terms of the Interbrew Shareholders' Agreement, BRC and EPS will jointly and equally exercise control over the Stichting and the Interbrew shares held by the Stichting. Among other things, BRC and EPS have agreed that the Stichting will be managed by an eight-member board of directors and that they each will have the right to appoint four directors to the Stichting board. At least seven of the eight Stichting directors must be present in order to constitute a quorum, and any action to be taken by the Stichting board will, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least two directors appointed by BRC and two appointed by EPS. Subject to certain exceptions, all decisions of the Stichting with respect to the Interbrew shares it will hold on behalf of BRC and




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EPS, including how the Stichting's Interbrew shares will be voted at all general and extraordinary shareholder meetings of Interbrew, will be made by the Stichting board. In addition, the Interbrew Shareholders Agreement will provide that the board of directors of Interbrew will have between 12 and 14 members, four of which will be nominated by EPS, four of which will be nominated by BRC and four to six of which will be independent directors nominated by the Stichting's board.

     The Interbrew Shareholders' Agreement requires the Stichting's board to meet prior to each shareholder meeting of Interbrew to determine how the Stichting's Interbrew shares will be voted. In addition, the Interbrew Shareholders Agreement will require Interbrew's bylaws to require shareholders' approval with a qualified majority of 75% with respect to a number of significant matters affecting Interbrew, including issuances of stock (except for issuances made by the board of directors of Interbrew within the authorized capital), mergers, large acquisitions and dispositions and changes in Interbrew's dividend policy. The Interbrew Shareholders' Agreement also provides for Interbrew's bylaws to require that a majority of the shareholders (50% of votes cast plus one) approve various other matters, such as the appointment and dismissal of Interbrew's CEO, ratification of certain transactions with affiliates and any other matter that under Belgian law must be approved by the shareholders.

     The Interbrew Shareholders' Agreement also contains procedures to address any deadlocks that may arise as a consequence of the exercise of joint and equal control by BRC and EPS. In the event of a deadlock involving any matter which requires the 75% supermajority shareholder approval referred to above, the Interbrew Shareholders' Agreement provides for a "buy/sell" procedure by which the party that desires to vote in favor of the particular matter (the "approving party") may require that the other party (the "dissenting party") take one of two actions: the dissenting party must either buy the approving party's Stichting certificates or the dissenting party must sell its Stichting certificates to the approving party, in each case at prices set by the approving party. The "buy/sell" procedure will not be exercisable by either BRC or EPS for the first five years after the closing of the transactions contemplated by the Contribution and Subscription Agreement and will also impose a 360 day "cooling off" period before the procedure may be exercised following any deadlock.

     The Interbrew Shareholders' Agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting certificates (and consequently their Interbrew shares held through the Stichting). EPS has agreed that it will at all times hold, directly or indirectly, no less than 180,000,000 Stichting certificates (representing 180,000,000 Interbrew shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141,712,000 Stichting certificates (representing 141,712,000 Interbrew shares). In addition, the Interbrew Shareholders' Agreement will require certain affiliates of EPS whose Interbrew shares are not held through the Stichting to vote their Interbrew shares in the same manner as the Interbrew shares held by the Stichting and will restrict such affiliates' ability to transfer their Interbrew shares in a manner that would disrupt the orderly trading of the Interbrew shares. In addition, under the Interbrew Shareholders' Agreement, EPS and BRC will agree not to acquire any shares of capital stock of AmBev, subject to limited exceptions.

     The Interbrew Shareholders' Agreement will remain in effect for an initial term of 20 years from the date of closing of the transactions contemplated by the Contribution and Subscription Agreement. Thereafter, the Interbrew Shareholders' Agreement will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement. Amendments to the Stichting's organizational documents (its Conditions of Administration and ByLaws) and Interbrew's bylaws, which reflect and implement the agreements




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contained in the Interbrew Shareholders' Agreement, will take effect upon the closing of the transactions contemplated by the Contribution and Subscription Agreement.

LABATT RESTRUCTURING

     As contemplated in the Incorporacao Agreement, Labatt completed a series of restructuring transactions in May 2004 that included the sale of interests in various non-Canadian operating subsidiaries, the winding up of one or more holding companies that held such interests, the transfer to a subsidiary of Interbrew of various inactive Canadian and U.S. subsidiaries and the transfer to another subsidiary of Interbrew of Labatt's 70% interest in Labatt USA and its 30% interest in Femsa Cerveza. In addition, certain intercompany indebtedness payable by Labatt to a subsidiary of Interbrew was repaid and certain indebtedness owing by subsidiaries of Labatt that were transferred to subsidiaries of Interbrew was capitalized in advance of the transfers. As a result of these restructuring transactions, Labatt's assets now consist primarily of a wholly owned Canadian brewing operation, which is referred to in this Form 6-K as "Labatt Canada."

INTERBREW-AMBEV TRANSACTIONS

ACCOUNTING PRINCIPLES

AMBEV'S FIGURES

     We have prepared our audited annual consolidated financial statements as of December 31, 2003 and 2002 and for the three years ended December
31, 2003 in Brazilian reais in accordance with accounting practices generally accepted in Brazil ("Brazilian GAAP"), which are based on Brazilian Corporate Law 6,404, (as amended, "Corporate Law"), as applied by us in preparing our statutory financial statements and annual report and accounts, which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").

     Our audited financial statements, included in our Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC, have been prepared in accordance with Brazilian GAAP and include a reconciliation of net income and shareholders' equity to U.S. GAAP. In addition to the reconciliation of these key balances, the financial statements also include a discussion of the reconciling differences in accounting principles and the presentation of the U.S. GAAP condensed balance sheets and statement of operations in Brazilian reais.

LABATT CANADA'S FIGURES

     Labatt Canada is one of Canada's two leading brewers with an estimated market share of 43% at the end of 2003. Labatt Canada brews approximately 60 different brands (including brand extensions) in the specialty import, specialty domestic, premium and value segments. Labatt Canada's brand portfolio in Canada includes Labatt Blue(R), Kokanee(R) and Keith's(R). Labatt Canada also brews and distributes Budweiser(R), the fastest-growing brand in Canada, under license from Anheuser-Busch. Labatt Canada's beer portfolio includes 11 of the top 20 brands sold in Canada, including the top-selling and third place beers, Budweiser(R) and Labatt Blue(R), respectively. All of Labatt Canada's beer, except for specialty imports, is produced in Canada at eight breweries located across Canada. Labatt Canada distributes and sells its beers in Canada and the United States.

     In connection with the Interbrew-AmBev transaction, Mergeco will be merged into AmBev by means of an Incorporacao as defined by Article 227 of Corporate Law (the "Merger

Transaction"). At the time of the Incorporacao, Mergeco's only significant asset will be substantially all of the capital stock of the entity that holds 100% of the capital stock of Labatt Canada. The combined financial statements of Labatt Canada have been prepared in connection with the proposed merger transaction.

     The combined financial statements of Labatt Canada have been prepared on a carved-out basis and present the historic combined financial position and operating results of Labatt Canada that will, subject to shareholder and regulatory approvals, be acquired indirectly by AmBev. They exclude the historic financial position and operating results of the businesses transferred pursuant to the restructuring described in the preceding paragraph, the indebtedness owing to Labatt Canada that was capitalized, and related interest income and expense for all periods presented. All assets and liabilities of Labatt Canada have been recorded in the combined balance sheets at their book values.

     The combined financial statements of Labatt Canada included herein have been audited by KPMG LLP, Toronto, Canada.



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FINANCIAL STATEMENTS INCLUDED IN THIS REPORT

     o    Companhia de Bebidas das Americas - AmBev

     The Consolidated Financial Statements at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC and which we refer to as the "2003 Form 20-F";

     o    Labatt Canada (Carved Out Business)

     The Combined Financial Statements at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are included elsewhere herein.

     The combined financial statements of Labatt Canada included herein have been prepared on a carved-out basis in order to properly reflect the events described in this report, in accordance with Canadian GAAP, and include a reconciliation of parent's investment and net income to U.S. GAAP. In addition to the reconciliation of these key balances, the financial statements also include a discussion of the differences in accounting principles in relation to U.S. GAAP.

     The presentation of financial statements for the "Carved Out" Business of Labatt Canada was considered to be more meaningful than the historical financial statements of Labatt which are not indicative of the financial condition or results of operations going forward as a result of the restructuring of Labatt Brewing Company Limited.

     o    Pro forma (unaudited):

     The pro forma financial information has been prepared and presented in accordance with Article 11 of Regulation S-X.

     Pro Forma Balance Sheet at December 31, 2003;

     Pro Forma Statement of Operations for the year ended December 31, 2003;
and

     Notes to the Pro Forma Financial information.

PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial statements give effect to the acquisition of Labatt Canada by AmBev in a transaction to be accounted for as a purchase. The unaudited pro forma balance sheet is based on the individual balance sheets of AmBev and Labatt Canada and has been prepared to reflect the acquisition by AmBev of Labatt Canada. The pro forma balance sheet information assumes the acquisition of Labatt Canada occurred on December 31, 2003. The unaudited pro forma statement of operations is based on the individual statements of operations of AmBev and Labatt Canada presented in accordance with U.S. GAAP and which were derived from financial statements of AmBev and Labatt Canada. The financial statements of AmBev were



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


prepared in accordance with Brazilian GAAP, in Brazilian reais, with a reconciliation of shareholders' equity and net income to U.S. GAAP. The financial statements of Labatt Canada were prepared in accordance with Canadian GAAP, in Canadian dollars, with a reconciliation of parent's investment and net income to U.S. GAAP. The amounts originally expressed in Canadian dollars were translated to reais for purposes of the balance sheet at the exchange rate in effect at December 31, 2003 of R$2.2425: C$1.00 and for the statement of operations for the year then ended based on the average exchange rate in effect for the year ended December 31, 2003 of R$2.1948:
C$1.00.

     The pro forma financial information combines the results of operations of AmBev and of Labatt Canada as if the acquisition had occurred on January 1, 2003 for the unaudited pro forma combined income statement and December 31, 2003 for the unaudited pro forma combined balance sheet. This unaudited pro forma financial statement should be read in conjunction with the historical financial statements and notes thereto of AmBev included in the 2003 Form 20-F and of Labatt Canada included elsewhere in this report.

     The pro forma financial information illustrates only the isolated and objectively measurable (based on historically determined amounts) effects of the transaction, while excluding effects that rely on highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of that transaction. Information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management's actions were carried out in previous reporting periods, is considered a projection and not an objective presentation of the pro forma information presented herein.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET (US GAAP)

IN MILLIONS OF REAIS
(except share number and per
share amounts)                                                   AS OF DECEMBER 31, 2003
                                              ----------------------------------------------------------------

                                                   HISTORICAL
                                              --------------------
                                                                         PURCHASE                    AMBEV
                                                           LABATT       ACCOUNTING                 PRO FORMA
                                               AMBEV       Canada       ADJUSTMENTS                 COMBINED
                                            (unaudited) (unaudited)    (unaudited)    NOTES        (unaudited)
                                             ---------  -----------    -----------    -----        -----------


Cash and cash equivalents and                  2,511.1       120.2           (120.2)   2(a)(i)        2,511.1
   short-term investments
Trade accounts receivable                        671.9       480.7                                    1,152.6
Inventories                                      829.1       211.3                                    1,040.4
Other current assets                           1,740.5        41.1                                    1,781.6
                                              --------    --------      -----------                 ---------
Current assets                                 5,752.6       853.3           (120.2)                  6,485.7
                                              --------    --------      -----------                 ---------

Investment in affiliates, including            1,920.9                                                1,920.9
goodwill
Property, plant and equipment                  2,653.0     1,260.1            349.0   2(a)(ii)        4,262.1
Goodwill                                         253.5     2,894.7          8,767.5    2(a)(i)       11,915.7

Intangible assets                                866.2                      5,947.9    2(a)(i)        6,814.1
Deferred income tax                            1,359.6        62.8                                    1,422.4
Other                                            960.2       197.3           (147.4)  2(a)(ii)        1,010.1
                                              --------    --------      -----------                 ---------

Total                                         13,766.0     5,268.2         14,796.8                  33,831.0
                                              ========    ========      ===========                 =========


IN MILLIONS OF REAIS
(except share number and per
share amounts)                                                  AS OF DECEMBER 31, 2003
                                              ----------------------------------------------------------------

                                                   HISTORICAL
                                              --------------------
                                                                         PURCHASE                     AMBEV
                                                           LABATT       ACCOUNTING                   PRO FORMA
                                               AMBEV       CANADA       ADJUSTMENTS      NOTES       COMBINED
                                              --------    --------      -----------      -----       ---------
                                            (unaudited) (unaudited)     (unaudited)                 (unaudited)

Short-term debt                                  400.5                                                  400.5
Current portion of long-term debt              1,427.4       112.1                                    1,539.5
Other                                          2,226.5     1,019.8           (202.2)    2(a)(i)       3,044.1
                                              --------    --------      -----------                 ---------

Current liabilities                            4,054.4     1,131.9           (202.2)                  4,984.1
                                              --------    --------      -----------                 ---------

Long-term notes payable
   Third parties                               3,664.6       865.2          1,937.9     2(a)(i)       6,467.7
   Intercompany                                            1,688.8         (1,688.8)    2(a)(i)
Accrued liability for legal                      999.6                                                  999.6
   proceeding
Deferred tax liability                                                      2,011.3    2(a)(ii)       2,011.3
Other                                            585.7       795.6            234.0    2(a)(ii)       1,615.3

Minority interest                                 78.8                                                   78.8

Shareholders' equity                           4,382.9       786.7         12,504.6    2(a)(i)       17,674.2
                                              --------    --------      -----------                 ---------

 Total                                        13,766.0     5,268.2         14,796.8                  33,831.0
                                              ========    ========      ===========                 =========



UNAUDITED PRO FORMA COMBINED INCOME STATEMENT (US GAAP)

                                                       FOR THE YEAR ENDED DECEMBER 31, 2003
                                              -----------------------------------------------------
                                                                    PURCHASE                AMBEV
                                                         LABATT    ACCOUNTING             PRO FORMA
                                              AMBEV      CANADA    ADJUSTMENT     NOTES    COMBINED
                                              -----      ------    ----------     -----    --------
                                            (unaudited) (unaudited) (unaudited)           (unaudited)

Net sales                                      7,929.4   4,400.8                           12,330.2
Cost of sales                                 (3,997.1) (2,264.3)         (34.9)   2(a)    (6,296.3)
                                              --------   -------    -----------   -----    --------

Gross profit                                   3,932.3   2,136.5          (34.9)            6,033.9
                                              --------   -------    -----------   -----    --------

Selling, general and administrative
expenses                                      (1,780.1) (1,116.4)                          (2,896.5)
Other operating expenses. net                   (114.0)                   (1.5)   2(b)      (115.5)
                                              --------   -------    -----------   -----    --------

Operating income (carried forward)             2,038.2   1,020.1          (36.4)            3,021.9



                                                       FOR THE YEAR ENDED DECEMBER 31, 2003
                                              -----------------------------------------------------
                                                                     PURCHASE               AMBEV
                                                         LABATT     ACCOUNTING             PRO FORMA
                                              AMBEV      CANADA     ADJUSTMENT    NOTES    COMBINED
                                              -----      ------     ----------    -----    --------
                                            (unaudited) (unaudited) (unaudited)           (unaudited)

Operating income (brought forward)            2,038.2    1,020.1          (36.4)            3,021.9
                                              --------   -------    -----------   -----    --------

Interest expense                                 86.8     (193.3)          88.7    2(c)       (17.8)
Other non-operating. Net                       (101.8)                                       (101.8)
                                              --------   -------    -----------   -----    --------

Income before income taxes                    2,023.2      826.8           52.3             2,902.3

Income tax expense (benefit)                   (499.2)    (244.0)         (17.8)   2(d)      (761.0)
                                              --------   -------    -----------   -----    --------

Income from continuing operations             1,524.0      582.8          34.5               2,141.3

Equity in earnings of affiliates                155.8        1.4                              157.2

Minority interest                                 9.6                                           9.6
                                              --------   -------    -----------   -----    --------

Net income                                    1,689.4      584.2          34.5              2,308.1
                                              =======    =======    ===========   =====    ========

Earnings per thousand shares - Basic                                               3(a)

Preferred                                                                                     44.98
Common                                                                                        40.89

Earnings per thousand shares - Diluted                                             3(a)

Preferred                                                                                     44.76
Common                                                                                        40.69

Weighted average shares outstanding - Basic                                        3(a)
Preferred                                                                                33,350,377
Common                                                                                   19,761,113

Weighted average shares outstanding - Diluted                                      3(a)
Preferred                                                                                33,600,956
Common                                                                                   19,761,113

NOTES TO THE PRO FORMA INFORMATION

1.   SUMMARY

     The pro forma balance sheet has been prepared to reflect the acquisition of Labatt Canada by AmBev for an aggregate price of R$13,291.3 million. The fair value of the net assets acquired and liabilities assumed were adjusted to reflect net third-party debt at the date of the Incorporacao of R$2,915.3 million, equivalent to C$1,300.0 million, resulting in an increase in debt of R$167.0 million.

2.   BALANCE SHEET PRO FORMA ADJUSTMENTS

     The above statement gives effect to the following pro forma adjustments necessary to reflect the expected acquisition outlined above:

(a)  Purchase accounting adjustments

     (i)  Determination of Purchase Consideration

     The issuance of 7,866,181,882 newly issued AmBev common shares and 11,398,181,319 newly issued AmBev preferred shares necessary to complete the purchase acquisition valued at R$13,291.3 million:

     o Pursuant to the Incorporacao Agreement, Mergeco will be merged into AmBev by means of an Incorporacao under Brazilian law, and Interbrew (through the sole shareholder of Mergeco, Interbrew International B.V., which is a wholly owned subsidiary of Interbrew) will receive 7,866,181,882 newly issued AmBev common shares and 11,398,181,319 newly issued AmBev preferred shares. Based on the average trading prices two days before and two days after the date the transaction was announced on March 3, 2004, the purchase consideration was R$ 13,291.3 million, as indicated below:

                                  AVERAGE
                                  SHARE PRICE
                                  (1 ADR=
                                  100 SHARES)

                                                         MILLIONS OF     MILLIONS
     ADR                 SHARES              US$         US DOLLARS      OF REAIS
---------------    ----------------      -----------     -----------     --------

Common (ON)           7,866,181,882         $ 0.2388       1,878.4        5,427.2

Preferred (PN)       11,398,181,319         $ 0.2388       2,721.9        7,864.1

                                                         -----------     --------
                    Total                                  4,600.3       13,291.3
                                                         -----------     --------


As we are presenting AmBev and Labatt on a combined basis (rather than a consolidated basis), the amount of shares to be issued is presented net of the investment acquired, totaling R$12,504.6.

Pursuant to the Incorporacao Agreement, as amended, the parties have agreed that, at the time of the closing, Labatt Holdco, Labatt Canada and Labatt Canada's subsidiaries will have an aggregate "net debt" of C$1,300.0 million, equivalent to R$2,915.2 million at December 31, 2003 (exchange rate C$1.00: R$2.2425). "Net debt" is defined in the Incorporacao Agreement, as amended, to mean the amount by which (i) the indebtedness, obligations or liabilities of Labatt Holdco, Labatt and Labatt's subsidiaries being acquired by AmBev to third parties for borrowed money, including, for the avoidance of doubt, any unpaid interest in respect of such borrowed money accrued prior to the effective time of the Incorporacao, exceeds (ii) the sum of (A) the aggregate "cash and short term investments" (as such term is defined in Note 1 (e) to the Labatt financial statements) of Labatt and Labatt's subsidiaries being acquired by AmBev and (B) any prepaid interest in respect of such borrowed money which accrues after the effective time of the Incorporacao. For the avoidance of doubt, for purposes of the "net debt" definition (a) the term "third parties" includes Interbrew and any subsidiary of Interbrew, other than Labatt, Labatt Holdco, Mergeco and Labatt's subsidiaries being acquired by AmBev, and (b) generally, any cash that is set aside by Labatt to pay taxes and expenses incurred as a result of Labatt's restructuring plan (contemplated by the Incorporacao Agreement) or withheld by Labatt from any dividend on account of withholding tax and not remitted to the appropriate governmental authority prior to the effective time of the Incorporacao shall not constitute "cash and short- term investments". Net debt of Labatt Canada, Labatt Holdco and Labatt's subsidiaries being acquired by AmBev was determined as follows:

At December 31, 2003                  MILLIONS OF REAIS
                                      -----------------

Third party debt                           R$     977.4
Intercompany debt - Interbrew                   1,891.0
                                      -----------------
                                                2,868.4
(-) Cash and cash equivalents                     120.2
                                      -----------------
                                                2,748.2
Net debt at date of Incorporacao                2,915.2
                                      -----------------

Pro forma adjustment                       R$     167.0
                                      =================

(ii) Determination of fair value of assets acquired and liabilities assumed


   o Determination of allocation of excess purchase price to tangible assets

Based on an appraisal performed by management, the fair value of tangible assets of Labatt Canada at January 1, 2003 exceeded book value by approximately R$349.0 million. As the allocation is preliminary, no assurances can be given that significant liabilities and tangible assets have been fully identified and depreciation periods assigned to the assets may not be modified. The major classes of property, plant and equipment comprise brewing and bottling plants which, for purposes of this pro forma information, are depreciated at a weighted-average rate of 10% per annum.

o    Determination of allocation of excess purchase price to intangible assets

Based on an appraisal performed by management, the fair value of identifiable intangible assets of Labatt Canada at January 1, 2003 exceeded book value by approximately R$5,947.9 million. As the allocation is preliminary, no assurances can be given that significant liabilities and intangible assets have been fully identified; amortization periods assigned to the assets may be modified. The major classes of intangible assets which have been allocated a fair value increment as a result of the excess purchase price allocation are as follows:

                                         Millions of
Fair value increment over book value        Reais         Lives
                                         ------------   ----------

Trademarks and contractual rights          R$ 5,940.4   Indefinite
Distribution network                              7.5    5 years
                                         ------------
                                           R$ 5,947.9
                                         ============


o    Interest rate applied to intercompany debt following restructuring

Following a restructuring in May 2004, Labatt Canada repaid C$753.1 million of intercompany debt (subordinated debentures in favor of Brandbrew S.A., a subsidiary of Interbrew), which bore interest at 8.5% per annum replacing such debt with a C$700.0 million senior credit facility with a consortium of banks at an annual interest rate of 3.03% (at May 31, 2004 the average bankers' acceptance on the debt was 2.125% with a maximum applicable margin of 0.9%; the margin was 0.55% at May 31, 2004). The debt is repayable on December 12, 2005.

o    Elimination of goodwill from acquisition of Labatt Canada by Interbrew

No fair value was assigned to the goodwill recorded by Labatt Canada from Interbrew's acquisition of Labatt Canada following the downstream merger of an intermediary holding company. The goodwill in Labatt Canada's carve-out combined financial statements at December 31, 2003, in accordance with U.S. GAAP, totaled C$1,290.8 million (equivalent to R$2,894.7 million).

o    Determination of adjustment to fair value of liabilities assumed

Pro forma adjustments have been made to 'true-up' the pension and other post-employment benefit liabilities to fair values, and the corresponding effects on the amortization of past service costs and amortization of actuarial gains and losses. The following adjustments were made:

                                                    POST-
                                                 RETIREMENT
        (MILLIONS OF REAIS)        PENSION       OBLIGATION         TOTAL
                                                                 ------------

  PBO                            R$ 2,045.5       R$  227.2        R$ 2,272.7
  Plan assets                       1,512.5                           1,512.4
                                 ----------      ----------      ------------
  Unfunded liability             R$   533.0       R$  227.2             760.2
  company owned plans
  US GAAP liability                                                    (587.1)
  Intangible assets                                                     147.4
  Distribution company plans                                             60.9
                                                                 ------------
  True-up adjustment                                                 R$ 381.4
                                                                 ============


o Determination of deferred tax on gross-up of incremental fair value adjustment


Pro forma adjustments have been made to record the deferred tax on temporary differences calculated at Labatt Canada's composite statutory rate of 34% on the fair value increment of net assets acquired and liabilities assumed and the net deferred tax liability was recorded to increase unallocated goodwill. A deferred tax liability of R$2,011.3 million was recorded in the pro forma balance sheet increasing unallocated goodwill by this same amount.

o    Determination of unallocated goodwill

Goodwill is determined as the balance of the excess purchase price not allocated to tangible and intangible assets acquired. Goodwill accounted for a total of R$11,662.1 million at December 31, 2003, and was determined as follows:

                                                             MILLIONS OF REAIS
                                                             -----------------
Fair value of shares to be issued                                   R$13,291.3
Additional net debt to be assumed                                        167.0
                                                             -----------------
Purchase consideration                                                13,458.3

Net book value of assets acquired                                        786.7
(+) Adjustment to fair value of tangible assets acquired                 349.0
(+) Adjustment to fair value of intangible assets acquired             5,947.9
(-)Adjustment to fair value of liabilities assumed                      (381.4)
(-) Goodwill on downstream merger                                     (2,894.7)
(-)Deferred tax on tangible and intangible asset increment            (2,011.3)

  Fair value of net assets acquired and liabilities assumed            1,796.2
                                                             -----------------

  Unallocated goodwill                                              R$11,662.1
                                                             =================


3.   STATEMENT OF OPERATIONS PRO FORMA ADJUSTMENTS


     (a) The pro forma depreciation expense adjustment was calculated as follows: increase in basis of property, plant and equipment acquired of R$349.0 million divided by ten years (remaining life). Pro forma depreciation expense, included in cost of sales, for the year ended December 31, 2003 was increased by R$34.9 million.


     (b) Amortization of identified intangible assets which do not have indefinite lives is being effected on a straight-line basis. Goodwill, trademarks and contractual rights resulting from the transaction are not amortized in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets". Pro forma amortization expense, included in other operating expenses, for the year ended December 31, 2003 was R$1.5 million.


     (c) The interest rate applied to the additional third party debt pro forma adjustment of R$167.0 at December 31, 2003 to bring the net third party debt up to the equivalent of C$1,300.0 million was based on a committed rate of 3.03%. This rate was also used to replace the 8.5% rate on intercompany debt average balances of R$1,711.0 during 2003. Pro forma interest expense, included in interest expenses, for the year ended December 31, 2003 was R$88.7 million.

Long-term debt balances and interest rate expenses as reported in the combined carve-out financial statements of Labatt Canada, adjusted to U.S. GAAP and reported in reais, is compared to equivalent amounts in the pro forma condensed financial balance sheet and statement of operations, at December 31, 2003 and for the year then ended:

                                               Combined
                                               carve-out
        Labatt Canada                          financial
      (Millions of Reais)                      statements
     ---------------------                    ------------
                                       Terms

Third party long term debt (iii)
 Senior credit facility
......Canadian dollar term loan          (i)      336.4
Senior Notes Series A and B            (ii)      579.1
                                             ---------------
                                                 915.5

Loans and subordinated debt payable to
 affiliates
 Loans to finance Excluded Net Assets  (iv)       63.6
 Subordinated debt                      (v)    1,688.8
                                            ----------------
                                               1,752.4

 Total interest expense - historical             193.3
 Total interest expense - pro forma    (vi)      104.6

     (i) Facility bears interest at the bankers' acceptance rate (Canadian dollars) or U.S. LIBOR rate (U.S. dollars) plus the applicable margin, which is subject to a maximum of 0.95% (revolving credit) and 0.90% (term facility). At December 31, 2003, the average bankers' acceptance rate on the debt was 2.8% and the applicable margin was 0.45%.
     (ii) The Notes have fixed interest rates of 6.56% on the U.S. dollar portion (US$162.0 million) and 6.07% on the Canadian dollar portion (C$50.0 million).
     (iii) Certain cross-currency and interest rate swap agreements have modified the effective terms of the contracts. At December 31, 2003, agreements have had the effect of limiting the interest rate on C$75.0 million floating rate debt to a range between 4.40% and 6.00%. The agreements expire between January 2004 and 2006.
     (iv) Relates to funding of certain non-brewing assets and liabilities at U.S. dollar LIBOR plus 1.34%.
     (v) Subordinated debentures issued in March 2001 in favor of Interbrew B.V. in the amount of C$753.1 million maturing on March 23, 2011. The note bears interest at 8.5% per annum. On February 5, 2002, this debenture was assigned to Brandbrew S.A.
     (vi) Effective May 25, 2004, Labatt Canada entered into a C$700.0 million senior credit facility with a consortium of banks. The senior credit facility which is utilized to finance the Canadian brewing operations of Labatt Canada provides a term facility. This facility is repayable at its maturity date of December 12, 2005. Borrowings under the facility bear interest at the bankers' acceptance rate plus the applicable margin, which is subject to a maximum of 0.9%. At May 31, 2004, the average bankers' acceptance rate on the debt was 2.125% and the applicable margin was 0.55%.

     (d) Adjustment to income taxes relating to foregoing adjustments based upon the statutory composite rate of 34%. Pro forma income tax expense, included in income tax expense, for the year ended December 31, 2003 was R$17.8 million.

4.   EARNINGS PER SHARE PRO FORMA ADJUSTMENTS


     Pro forma per share determinations were based on the average weighted number of shares of AmBev increased by 7,866,181,882 newly issued AmBev common shares and newly issued 11,398,181,319 AmBev preferred shares.


     (a) Pro forma basic earnings per share was computed by dividing pro forma net income by the pro forma number of weighted-average shares.


     (b) Pro forma diluted earnings per share was computed by dividing pro forma net income by the pro forma number of weighted-average shares.


     (c) Pro forma weighted average number of shares are comprised as follows:


Thousands of shares                             Common       Preferred
                                                shares          shares
                                            ----------      ----------

Basic
   Total weighted average shares of AmBev   11,894,931      21,952,196
   Shares to be issued by AmBev              7,866,182      11,398,181
                                            ----------      ----------

   Total weighted average shares            19,761,113      33,350,377
                                            ----------      ----------

Diluted
   Total weighted average shares of AmBev   11,894,931      22,202,775
   Shares to be issued by AmBev              7,866,182      11,398,181
                                            ----------      ----------

   Total weighted average shares            19,761,113      33,600,956
                                            ----------      ----------



                                      ***

LABATT CANADA OPERATIONS
(AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


     References to management in the following discussion are to the management of Labatt Canada. The following discussion of Labatt Canada's results of operation and financial condition has been prepared by management of Labatt Canada for inclusion in this report.

     Labatt Canada primarily operates a Canadian brewing business. Labatt Canada operates its business through eight breweries throughout Canada, located in St. John's, Halifax, Montreal, London, Toronto, Edmonton, Creston and New Westminster. These breweries produce product for both the domestic market and for export to the United States.

     Labatt Canada has over sixty brands positioned across three major consumer segments of specialty premium, domestic premium and value brands. The Labatt Blue and Budweiser brands maintain a strong national presence and are in the top three brands for Labatt Canada across the country. In the Atlantic, Alexander Keith's is a strong regional brand and Kokanee is a strong regional brand in the Western provinces.

     The majority of Labatt Canada's sales are in the returnable bottle format and are consumed in the off-premise (take-home) channel.

     This discussion summarizes the significant factors affecting the results of operations, financial position and cash flows of Labatt Canada for the three-year period ended December 31, 2003. This discussion should be read in conjunction with the combined financial statements and notes to the combined financial statements of Labatt Canada included in this report. All dollar amounts are in Canadian dollars unless otherwise stated.

     These combined financial statements have been prepared following Canadian generally accepted accounting principles ("Canadian GAAP"). These policies are also in conformity, in all material respects, with U.S. GAAP except as described in note 14 to the combined financial statements.

     This discussion contains forward-looking statements regarding Labatt Canada's expectations concerning their future operations, earnings and prospects. Labatt Canada's expectations involve risks and uncertainties (both favorable and unfavorable) and are based on many assumptions that management believes to be reasonable, but such assumptions may ultimately prove to be inaccurate or incomplete, in whole or in part. Accordingly, there can be no assurances that Labatt Canada's expectations and the forward-looking statements will be correct. Important factors that could cause actual results to differ (favorably or unfavorably) from the expectations stated in this discussion include, among others, changes in the pricing environment for Labatt Canada's products; changes in demand for malt beverage products;
changes in consumer preference for Labatt Canada's malt beverage products; regulatory or legislative changes, including changes in beer excise taxes at either the federal or provincial level; changes in the litigation to which Labatt Canada is a party; changes in raw material costs; changes in packaging material costs; changes in interest rates; changes in foreign currency exchange rates; unusual weather conditions that could impact beer consumption in the U.S. and Canada; changes in Labatt Canada's credit rating resulting from future acquisitions or divestitures. We and Labatt Canada disclaim any obligation to update any of these forward-looking statements.

LABATT CANADA FINANCIAL HIGHLIGHTS

                                                                                     PERCENTAGE CHANGE
                                                                                  --------------------
                                               2003         2002           2001      '03-'02    '02-'01
                                            ---------      ---------    ---------   ---------  ---------


Industry Volume                               21,404        21,254       21,105        0.7%        0.7%
Labatt Sales Volume *                          9,088         9,121        9,116       (0.4%)       0.1%
Domestic Share                                 42.5%         42.9%        43.2%       (0.4)***    (0.3)***
Total Shipment Volume **                      11,537.5      11,489.3     11,531.8      0.4%       (0.4%)
Net Sales                                      2,005.1       1,950.5      1,882.4      2.8%        3.6%
Net Sales per Hl                                 173.79        169.77       163.23     2.4%        4.0%
Operations and Supply Chain Cost               1,031.7         973.7        917.5      6.0%        6.1%
Operations and Supply Chain Costs per Hl          89.42         84.75        79.56     5.5%        6.5%
Selling, General and Administrative              397.0         418.0        431.6     (5.0%)      (3.1%)
Depreciation and Amortization                    101.9          98.6        135.9      3.4%      (27.4%)
Operating Income (EBIT)                          474.5         460.2        397.4      3.1%       15.8%
Financing Costs                                   90.6          90.7        111.2     (0.1%)     (18.4%)
Income Taxes                                     111.2         126.5        113.4    (12.1%)      11.5%
Equity Income                                      0.6           0.6          0.6      1.6%        0.8%
Net Income, Canadian GAAP                        273.3         243.7        173.4     12.2%       40.5%

Capital Expenditures                             100.7         102.9         99.6     (2.1%)       3.3%

         In millions of Canadian dollars
         Volumes in thousands of Hectolitres (Hl)
         * Sales volume based on depletions at retail.
         ** Shipment volume includes depletions, export, subcontracting, duty free and flavored alcoholic beverages.
         *** Share points





OVERVIEW


     The year 2003 was a transitional year for Labatt Canada. There were a number of issues, initiatives and challenges.

     The single most significant event for Labatt Canada in 2003 was the labor disruption at the Montreal brewing facility during the key summer months. While Labatt Canada suffered short term financial losses, the new collective agreement gives Labatt Canada a more flexible deal to achieve future production efficiency targets. The seven year agreement will enable Labatt Canada to remain competitive within the Canadian beer industry.

     In 2003, Labatt Canada launched a substantial investment in technology, beginning with the initial phases of an Enterprise Resource Planning system ("ERP"). This investment provides for the replacement of outdated legacy systems and the improvement of data processing, data integration and reporting within the organization. Labatt Canada had a dedicated internal ERP team supplemented by a significant complement of external consulting specialists. The ERP implementation is expected to realize financial and operational efficiencies, as well as provide for the development and support of fully integrated brewing, packaging and logistic departments across the country. The ERP implementation plan provided for the staggered introduction of three phases that included four workflows. The workflow modules were implemented by geographical location commencing with the smallest brewery on May 1, 2003. The final phase for the implementation of an Advanced Planning Module is scheduled for the spring of 2005.

     Late in 2003, Labatt Canada received notice that they would not be retaining the Carlsberg portfolio, a significant brand in the Toronto area. The brand represented approximately 125,000 hls of total volume in Canada or approximately 0.6% of the total industry volume.

     In December 2003, Labatt Canada announced their intention to reorganize the operating business units from a decentralized regional business into a more centralized, functionally orientated structure. The new business units will place a greater emphasis on commercial and local government activities. This reorganization was implemented in early 2004.

     Despite the challenges in 2003, there were a number of successes.

     From a brand perspective, the specialty premium portfolio accounted for much of the volume growth. Alexander Keith's (+8.9%), Kokanee (+5.0%), Stella Artois (+38.9%) and Beck's (+11.9%) all had strong growth. Labatt Canada's share of the total specialty premium segment grew 0.6%.

     In the domestic premium segment, Labatt Blue volumes declined almost 7%, of which approximately 2% was attributable to the labor disruption at the Montreal brewing facility. However, there were some promising developments for Labatt Blue, particularly around innovation. The Labatt Blue Celebration bottle, a 1.45 liter bottle, sold out prior to Christmas and Labatt Blue draft volumes were up on average 8.5% in on-premise accounts, where new draft towers were installed. In the value segment, Busch volumes grew from 65,000 hls to 168,000 hls in its first full year of domestic production.

     Regionally, the Canadian beer industry grew in every province except Quebec. Consolidated industry volume increased 0.7% vs. 2002 (1.4% excluding Quebec). Labatt Canada's market share (depletion method) declined 0.4%, with Quebec being the major factor with a 1.4% decline in market share. After a very strong start, Ontario finished at 0.2% down on year over year volumes, primarily due to continued heavy discounting in the value segment by two small regional competitors. The value segment market share grew in Ontario by 6%. The labor disruption at the Montreal brewing facility also resulted in stock-outs of certain brands and packaging formats in Ontario, due to efforts to supply the Montreal market from the two Ontario breweries.

     On the cost side, procurement savings reached C$17.5 million, primarily on direct materials. The breweries performed very well in 2003 with most running at close to full capacity throughout the summer to cover off much of the production shortfall during the Montreal brewery work stoppage in Montreal. Significant improvements were achieved in the areas of brewery productivity (+9.5%), energy usage (-6.2%) and safety performance (frequency of events: - 30.3%; severity of events: -8.4%).

     In 2002, the specialty premium portfolio and Quebec market were the success stories. Specialty premium volume was up 33%, led by Stella Artois (+85%) and Keith's (+30%). The Quebec region recorded market share growth of 0.4% in 2002, aided by the fourth quarter launch of Kokanee as well as the launch of Busch in November. Pur Source, a flavored alcohol based product ("FAB") was launched and exceeded the original target of 4,500 hls with a year end volume of approximately 15,000 hls.

     The Procurement team reached its North American target of C$15 million in savings in 2002, primarily in the areas of direct materials and general services.

     On the industrial relations front, new collective agreements were ratified in Halifax, Toronto, London and Creston. The London plant was locked-out from early January to mid May. While the London lock-out came at a significant cost, Labatt Canada believed it was necessary to establish the future desired working relationship with the union membership. Management successfully managed the lock-out period without any significant customer disruption.

     On June 1, 2002, the Beck's Canadian sales and distribution rights were acquired from Sleeman Breweries Ltd. for C$5.8 million. The asset is being amortized over the remaining life of the contract.

     On August 9, 2002, Labatt Canada received cash proceeds in the amount of C$165 million from EdperBrascan relating to the sale by Labatt Canada of their shares in Epsim Investments Limited and First Toronto Investments Limited (previously named Mico Investments Limited).

RESULTS

NET SALES

     Net sales increased 2.8% in 2003, due to a combination of volume, general inflationary level price increases in most markets as well as favorable mix towards specialty brands, which are generally priced 10-25% higher than domestic premium. As aforementioned, growth in Alexander Keith's (+8.9%), Kokanee (+5.0%), Stella Artois (+38.9%) and Beck's (+11.9%) drove the favorable mix. There was pressure exerted on net sales in Ontario, where small regional competitors were attempting to drive growth in the value segment. This had a negative impact on mix in this market. Price increases to consumers varied by province, but on average increased between 2.3% and 3.9%.

     Net sales increased 3.6% in 2002, due to a combination of general inflationary price level increases in most markets as well as a favorable mix shift to specialty brands. These positive influences were offset by a decrease in volumes of 1.1%. Price increases to consumers varied by province, but on average increased between 2.4% and 4.1%.

OPERATIONS AND SUPPLY CHAIN COSTS

     The operations and supply chain costs increased 6.0% in 2003. Significant year over year variances included a large increase in distribution costs caused by the Montreal labor disruption. These costs included extra warehousing, storage and security of C$27.2 million. General inflation for 2003, as defined by the consumer price index, averaged 2.8% across all non-labor cost areas. Labor costs increased 15%, with the majority of this increase due to pension costs. Collective agreement wage increases averaging 3% also contributed to the labor cost increase. Materials on average were up 7% vs. 2002, with malt costs increasing 26%, as the major driver of the materials cost increase along with packaging design enhancements made on two major brands (Budweiser and Kokanee). Also, higher material costs resulted due to the launch of several innovative, but costlier initiatives. Examples include the Labatt Blue Celebration bottle and FAB's. The continued growth in specialty brands and Budweiser also had an unfavorable impact on cost of sales. The supply chain cost base also includes a fee for service to utilize the Liquor Control Board channel ("LCBO") in Ontario. The costs of this channel are significantly higher than the other Ontario retail channel, Brewers' Retail Inc. ("BRI"). Beer volume increased 17% in the LCBO system in 2003 over 2002.

     Labatt Canada's cost reduction programs had very good results in 2003. As previously noted, the procurement savings program helped reduce the cost base by C$17.5 million. Of this, C$14 million was in direct materials and the remainder in indirect materials and maintenance costs. While the Montreal labor disruption drove the overall cost base higher, there were positive signs in the balance of the brewery network with productivity improvements of 9.5%, energy usage improvement of 6.2% and safety performance improvements of 30%, resulting in C$5 million in cost improvements.

     The operations and supply chain costs increased 6.1% in 2002 vs. 2001. The primary reasons for this increase were increased distribution costs during the London Brewery lock-out of C$17.2 million and material cost increases of 4% on higher pricing for glass, corrugate and malt. General inflation for 2002 increased 2.2% across all non-labor cost areas. Labor costs increased 11%, with the majority of this increase due to pension costs. Labatt Canada's share of BRI costs also increased, primarily due to the cost of ongoing store renewals in the retail division. Beer volume distributed through the LCBO channel in Ontario increased by 8% in 2002 over 2001.

     Labatt Canada's cost reduction program focused on the procurement of goods and services with over C$15 million in savings achieved in 2002, primarily in direct materials as a result of renegotiated supplier contracts and single source supplier arrangements. Brewery productivity and energy usage improvements reduced the cost base by a further C$2 million.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses decreased 5.0% in 2003 over 2002. Increases in marketing costs related to investment activities around innovation product launches (mentioned above) were offset by a decrease in the management bonus and an increased focus on managing and reducing overheads during the Montreal labor disruption.

     Selling and marketing costs decreased C$3.3 million or 1.1% in 2003 as Labatt Canada focused on reducing fixed, non-direct expenditures such as agency fees and corporate properties.

     Selling, general and administrative costs decreased 3.1% in 2002 over 2001. This was largely due to a reduction in marketing and commercial expenses of C$14 million or 4.7%.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense increased C$3.3 million or 3.4% in 2003 over 2002, primarily due to the investment in information technology systems for ERP. The Operation initiated focused commercial capital expenditures with the investment of draught towers (Labatt Blue and Blue Light) and consumer information software. The software investment is designed to expand on Labatt Canada's consumer and consumer awareness insights.

     Major industrial capital investments made during the year include a bottle-line upgrade in Montreal of C$18 million and Budweiser capacity upgrades in Edmonton and London. Focus on industrial capital investments continues to be driven around capacity for the growth brands and driving productivity improvements that result in significant financial payback.

     Depreciation and amortization decreased by C$37.3 million in 2002. Effective January 1, 2002, Labatt Canada adopted Section "3062" of the Canadian Institute of Chartered Accountants Handbook ("CICA") "Goodwill and Other Intangible Assets." The transition was prescribed as prospective without prior year's restatement. This resulted in the elimination of goodwill amortization expense of C$39.6 million. Excluding the impact of the goodwill amortization, depreciation and amortization expense increased C$2.3 million in 2002 over 2001, primarily due to the investment in information technology systems (ERP).

     Major industrial capital investments made during 2002 included Budweiser capacity upgrades in Halifax, Edmonton and London, a Brewhouse upgrade in Creston and completion of the bottle-line upgrade in Montreal.

OPERATING INCOME


     Operating income increased 3.1% in 2003. The growth was less than anticipated due to issues such as the Montreal labor disruption, malt price increases and the growth of the value segment in Ontario. Lower shipments and currency fluctuations (US dollar to Canadian dollar) also contributed to a lower contribution from the shipments of Canadian brands to the United States.

     In 2002, operating income increased 15.8% over 2001. The elimination of goodwill expense under CICA reporting requirements resulted in C$39.6 million of this increase. Operating income increased 5.3% net of the change in accounting policy for goodwill.

INTEREST EXPENSE LESS INTEREST INCOME

     Net interest expense was C$90.6 million in 2003, C$90.7 million in 2002 and C$111.2 million in 2001, representing a nominal change in 2003 vs. 2002 and a decrease of 18% in 2002 vs. 2001. The decrease in 2002 resulted from the combined effect of a reduction in external debt of C$271.4 million and a reduction in average external interest rates from 5.66% to 4.38%.

INCOME TAX EXPENSE

     The effective income tax rate has declined by 10.6% from 39.6% in 2001 to 29.0% in 2003 because of a reduction in combined statutory income tax rates and other permanent items.

     The combined statutory income tax rate declined from 34.5% in 2001 to 32.0% in 2003 as a result of legislative changes.

     In 2001, the financial statements included an expense for the amortization of goodwill which was not deductible for income tax purposes. This non-deductible expense created a 4.7% increase in the effective income tax rate. In 2002 and 2003 the amortization of goodwill expense was discontinued and the effective income tax rate declined.

     In 2003 an income tax refund on a favorable income tax settlement reduced the effective income tax rate by an additional 3%.

LIQUIDITY AND CAPITAL RESOURCES

     Labatt Canada had a combined external and affiliated company debt balance of C$1,189.7 million at December 31, 2003 compared to C$1,393.5 million at December 31, 2002. In addition, Labatt Canada had combined external and affiliated company available credit lines of C$430 million at the end of both 2003 and at the end of 2002.

     Labatt Canada refinanced its external bank loan on December 12, 2002, obtaining a C$600 million syndicated bank facility that matures on December 12, 2005. The new facility included both a C$300 million term loan and a C$300 million revolving loan. The term loan has semi-annual repayments of C$50 million. Labatt Canada prepaid the June 30, 2004 scheduled payment of C$50 million on December 12, 2003.

     In addition to long term debt, Labatt Canada has a securitization arrangement for the sale, with limited recourse, of certain accounts receivable. Under the terms of the securitization program completed on December 19, 2002, Labatt Canada can sell up to C$90 million in trade accounts receivable. Labatt Canada had sold C$72.1 million into the program as of December 31, 2003, compared to a balance of C$74.8 million as of December 31, 2002.

OFF-BALANCE SHEET OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

     Labatt Canada has entered into a shareholder support agreement in connection with a C$200 million financing at one of the provincial distribution companies, BRI. In the event that the distribution company is unable to meet its payment obligations on this debt, Labatt Canada may be required to accelerate the payment of distribution service fees, defer amounts owed or repurchase full goods inventory up to the company's proportionate share of the investment in the distribution company.

     Labatt Canada has provided letters of credit to satisfy certain obligations related to suppliers, long term energy contracts, and executive mortgages amounting to C$5.9 million.


     Various claims and legal proceedings have been asserted or instituted against Labatt Canada, some of which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable.


     It is possible that the final resolution of some of these matters may require Labatt Canada to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated.

                                                           PAYMENT DUE BY PERIOD
                                       ----------------------------------------------------------
Contractual obligations (in millions)           Less than 1                           More than 5
                                         Total         year   1-3 years   3-5 years         years
                                       -------  -----------  ----------  ----------  ------------

Long-term debt                           408.2         50.0       100.0       258.2
Operating leases                          36.1         10.5        14.6         5.1           5.9
Affiliate loans                          781.5         28.4                                 753.1
                                       -------  -----------  ----------  ----------  ------------

Total                                  1,225.8         88.9       114.6       263.3         759.0
                                       -------  -----------  ----------  ----------  ------------

DERIVATIVES

     Labatt Canada uses derivative financial instruments to hedge their cash flow or fair value fluctuations associated with foreign currency or interest rate risks in the ordinary course of business. Labatt Canada is expressly prohibited by policy from active trading or speculation using derivatives.

PENSION COSTS

     Labatt Canada provides either Defined Benefit or Defined Contribution pension plans covering substantially all of their regular employees. Labatt Canada has made assumptions when computing the estimated annual pension expense and benefit obligations. The key assumptions relate to the expected long-term rate of return on plan assets, the discount rate applied to the projected pension benefit obligation, and the long term growth rate for salaries. Labatt Canada determines these assumptions in conjunction with their actuaries on an annual basis and where prescribed, applies observable market pricing.

     The expected long-term rate of return on plan assets assumption is determined considering historical returns, future estimates of long-term investment returns and asset allocations. A reduction in asset return of 1% would result in an increase in pension expense in 2004 of C$1 million.

     The discount rate allows Labatt Canada to reflect estimated future benefit payments at present value on the measurement date. The discount represents the market rates for high quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit obligation and benefit costs. A reduction in discount rate of 1% would result in an increase in pension expense in 2004 of C$11.4 million.

     In December 2003, Labatt Canada made accelerated contributions to their pension plans totaling C$35 million. Projections indicated that Labatt Canada would have been required to contribute these amounts in 2004 but chose to make the contributions early in order to enhance the funded status of the plans.

RETIREE MEDICAL COSTS

     Labatt Canada provides health care coverage for most of its retirees. Labatt Canada is required to estimate heath care cost inflation in order to recognize annual health care expense and value the related heath care liability on the balance sheet. A higher health care inflation rate increases benefit obligations and benefit costs. Management determines this assumption in conjunction with its actuaries.

RISK MANAGEMENT

FOREIGN EXCHANGE RISK

     Labatt Canada is exposed to fluctuations in foreign exchange rate movements, particularly the US dollar. A significant portion of Labatt Canada's operating expenses relate to purchases of hops, malt, barley, corn, glass and aluminum containers valued in US dollars. Labatt Canada has a partially offsetting US dollar revenue stream on sales to an affiliate which is located in the United States. Labatt Canada entered into forward foreign exchange purchase contracts to hedge the remaining U.S. dollar exposure.

     Labatt Canada has partially funded its operations through private placements denominated in U.S. dollars. The foreign exchange risk associated with this debt is hedged through a cross currency swap agreement.

COMMODITY RISK

     Labatt Canada purchases a significant amount of hops, malt, barley, glass and aluminum containers. Labatt Canada enters into commodity hedges or negotiated fixed price contracts in order to reduce its exposure to volatility in commodity prices. The fixed price supplier contracts are generally short term in nature. Other contracts are negotiated at prevailing market rates. There are no minimum purchase requirements for Labatt Canada's significant supplier contracts.

INTEREST RATE RISK

     Labatt Canada is exposed to fluctuations in short term interest rates as a majority of their debt is floating in nature. Labatt Canada uses highly liquid instruments such as interest swaps, options, and forward rate agreements to limit the volatility in floating interest rates. The policy of Labatt Canada strictly prohibits the use of these interest rate risk management contracts for trading or speculative purposes. Labatt Canada transacts with highly rated financial institutions and maintains a counterparty risk management process to ensure that their risk to counterparties is limited.

FINANCING ACTIVITIES

     Labatt Canada's debt balance decreased C$150 million in 2003, compared to a decrease of C$351.4 million in 2002. Labatt Canada refinanced their external bank loan during 2002, obtaining a three year syndicated bank facility on December 12, 2002. The new facility included both a C$300 million term loan and a C$300 million revolving loan. The term loan has semi-annual repayments of C$50 million. Labatt Canada also has ten year Private Placement Senior Notes issued in two series, 6.56% Series A, US$162 million and 6.07% Series
B for C$50 million. Both series of notes are due July 23, 2008. As aforementioned, in addition to long term debt, Labatt Canada has an accounts receivable securitization program.

CAPITAL EXPENDITURES

     During the next few years, Labatt Canada will continue capital expenditures programs designed to take advantage of growth and productivity improvement opportunities. Labatt Canada has formal and intensive review process for the approval of capital expenditures.

     The most important financial measure for approval of an economic project is the return on investment. Each project must exceed Labatt Canada's cost of capital in order for it to be an approved expenditure.

     Labatt Canada segregates capital expenditures into two categories, economic and viability. Each project is then further classified as economic capacity driven, economic consumer driven, economic cost driven, viability upholding production, viability quality driven or viability environmental/ social legal. Labatt Canada targets a 60/40 economic/viability split on their total capital expenditures.

     Total capital expenditures amounted to C$100.7 million in 2003, C$102.9 million in 2002 and C$99.6 million in 2001.

ENVIRONMENTAL, CRISIS MANAGEMENT AND HEALTH AND SAFETY

     Labatt Canada has a comprehensive program to oversee environmental, crisis management and health and safety matters. Management has concluded, based on existing information and applicable laws and regulations that the amounts expended or anticipated to be expended, are not likely to be material to the operations or financial position. Management is also unaware of any instance of non-compliance with environmental laws and regulations that is not already being addressed. Management performs real time real life crisis management simulations on a rotational basis several times a year. Accident frequency at Labatt Canada has decreased by 16% over the three year period. In addition, the frequency of accident severity has decreased by 75%. This is attributable to three factors: 1) an increase in management commitment to health and safety issues; 2) an increased focus on improving accident investigation techniques; 3) improved claims management practices and early return to work programs. In 2002, the Edmonton brewery achieved one year accident free status. Labatt Canada has implemented the Interbrew Environment, Health and Safety management systems in December 2003. Adherence to such operational standards is based on international norms equivalent to ISO 14001/OHSAS 18001. Certification from outside auditors, Lloyd's Register, was verified in the first quarter of 2004.

CRITICAL ACCOUNTING ESTIMATES AND CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Management regularly reviews these estimates and assumptions based on currently available information. Although these estimates are based on management's best knowledge of current events and actions that Labatt Canada may undertake in the future, actual results could differ from the estimates.

EMPLOYEE FUTURE BENEFITS

     The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, future cost trends and retirement ages of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs are amortized over the average remaining service life of active employees. Any excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized commencing in the following year over the average remaining service life of active employees.

     Assumptions are reviewed and updated at least annually. The discount rate allows Labatt Canada to reflect estimated future benefit payments at present value on the measurement date.

     The expected long-term rate of return on pension plan assets assumption is determined considering historical returns and future estimates of long-term investment returns and asset allocations.

INCOME TAXES

     The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in Labatt Canada's financial statements. Income tax assets and liabilities, both current and future, are measured according to the income tax legislation that is expected to apply when the asset is realized or the liability is settled. Labatt Canada regularly reviews the recognized and unrecognized future income tax assets to determine whether a valuation allowance is required or needs to be adjusted. In forming a conclusion about whether it is appropriate to recognize a tax asset, Labatt Canada must use judgment in assessing the potential for future recoverability while at the same time considering past experience. All available evidence is considered in determining the amount of valuation allowance required. If Labatt Canada's interpretation differs from those of tax authorities or judgments with respect to tax treatments, the income tax provision could materially increase or decrease, in future periods.

ACCOUNTS RECEIVABLE

     At December 31, 2003, two customers from Labatt Canada's distribution system represent 27.5% (2002 - 37.2%) of the accounts receivable balance. Management believes the credit risk with respect to these receivables is limited due to Labatt Canada's ownership interest in these customers.

     Effective December 19, 2002, Labatt Canada entered into a revolving agreement to sell an undivided interest in eligible accounts receivable, with limited recourse, to a third party up to a maximum of C$90 million. Labatt Canada retains servicing responsibilities for the accounts receivable sold. As mentioned previously, as at December 31, 2003, Labatt Canada had sold C$72.1 million (2002 - C$74.8 million) of receivables for C$64.1 million (2002 - C$66.8 million) net cash proceeds, a retained interest with an estimated fair value of C$7.9 million (2002 - C$7.8 million) and a resulting loss on sale of C$0.2 million (2002 - C$0.2 million).

REVENUE RECOGNITION

     Revenue from sales of products is recognized when title passes, which is generally at the time goods are shipped to customers, based on negotiated arrangements and normal industry practices.

ADVERTISING AND PROMOTIONAL COSTS

     Advertising and promotional activities are a key element of Labatt Canada's strategy and represent a significant annual cost. Advertising costs are deferred and expensed at the time of first airing. Media costs are expensed as incurred.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

     The CICA issued Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied and which is effective for Labatt Canada's annual and interim periods beginning on January 1, 2004. Labatt Canada has prepared for the implementation of the hedging provisions. The relevant hedging relationships will be subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, any derivative instrument that does not qualify for hedge accounting will be reported on a marked-to- market basis in earnings.

     In 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in CICA Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to the Guideline, it is expected to be effective for Labatt Canada 2005 fiscal year. Although Labatt Canada is currently reviewing AcG-15, the impact of the Guideline, if any, on Labatt Canada combined financial statements has not been determined.

                Combined Financial Statements of

                LABATT CANADA

                Years ended December 31, 2003, 2002 and 2001 kpmg

       KPMG LLP
       CHARTERED ACCOUNTANTS                        Telephone (416) 777-8500
       Suite 3300 Commerce Court West               Telefax (416) 777-8818
       PO Box 31 Stn Commerce Court                 www.kpmg.ca
       Toronto ON M5L 1B2



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Labatt Brewing Company Limited

We have audited the combined balance sheets of Labatt Canada as at December 31, 2003 and 2002 and the combined statements of earnings, parent's investment and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Operations' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Operations as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 14 to the combined financial statements.


(Signed) KPMG LLP


Chartered Accountants

Toronto, Canada
February 6, 2004, except
as to note 1 which is
as of May 31, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Operations' financial statements, such as the change described in note 2(j) to the combined financial statements as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003. Our report to the directors dated February 6, 2004, except for note 1 which is as of May 31, 2004, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.


(Signed) KPMG LLP


Chartered Accountants
Toronto, Canada
February 6, 2004

LABATT CANADA
Combined Balance Sheets
(In thousands of Canadian dollars)

December 31, 2003 and 2002

-----------------------------------------------------------------------------------------
                                                                      2003           2002
-----------------------------------------------------------------------------------------

Assets

Current assets:
   Cash and short-term investments (note 2(e))                  $   53,601     $    6,238
   Accounts receivable (notes 2(f) and 5(a))                       214,383        176,368
   Inventories (note 3)                                             94,210         76,284
   Prepaid expenses                                                 18,342         17,302
-----------------------------------------------------------------------------------------
                                                                   380,536        276,192

Fixed assets, net (note 4)                                         561,929        563,095
Investments and other assets (note 5)                               18,769         83,584
Future tax assets                                                        -         21,677
Goodwill                                                         1,326,477      1,326,477

-----------------------------------------------------------------------------------------
                                                                $2,287,711     $2,271,025
-----------------------------------------------------------------------------------------

Liabilities and Parent's Investment

Current liabilities:
   Accounts payable and accrued charges                         $  242,692     $  229,021
   Income taxes payable                                             97,512        118,091
   Other taxes payable                                              86,186         74,741
   Current portion of long-term debt (note 6)                       50,000        100,000
   Current portion of loans payable to affiliates (note 8)          28,380              -
  ---------------------------------------------------------------------------------------
                                                                   504,770        521,853

Future tax obligation                                                4,464              -
Long-term debt (note 6)                                            358,227        505,659
Long-term liabilities (note 7)                                     215,213        253,654
Loans payable to affiliates (note 8)                                     -         34,720
Subordinated debt payable to affiliates (note 8)                   753,100        753,100

Parent's investment                                                451,937        202,039

Commitments and contingencies (note 11)
Subsequent event (note 1)

-----------------------------------------------------------------------------------------
                                                                $2,287,711     $2,271,025
-----------------------------------------------------------------------------------------


See accompanying notes to combined financial statements.

On behalf of the Board:

                               Director
-------------------------------

                               Director
-------------------------------

LABATT CANADA
Combined Statements of Earnings
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

----------------------------------------------------------------------------------------
                                                     2003           2002           2001
----------------------------------------------------------------------------------------
Net sales:
   Gross sales                                  $2,582,060     $2,527,473     $2,462,269
   Excise and sales taxes                          576,958        576,924        579,906
----------------------------------------------------------------------------------------
                                                 2,005,102      1,950,549      1,882,363

Costs and expenses:
   Cost of sales, selling and administration     1,428,659      1,391,677      1,349,085
   Depreciation and amortization                   101,942         98,610         96,326
   Amortization of goodwill                              -              -         39,550
----------------------------------------------------------------------------------------
                                                 1,530,601      1,490,287      1,484,961
----------------------------------------------------------------------------------------

Earnings from operations before the
undernoted                                         474,501        460,262        397,402

Interest and other financial items, net
(notes 6 and 8)                                     90,622         90,685        111,200
----------------------------------------------------------------------------------------

Earnings before income taxes                       383,879        369,577        286,202

Income taxes (note 9):
   Current                                          85,047        120,819        102,940
   Future                                           26,140          5,688         10,495
----------------------------------------------------------------------------------------
                                                   111,187        126,507        113,435
----------------------------------------------------------------------------------------

Earnings before the undernoted                     272,692        243,070        172,767

Share of earnings of partly owned businesses           620            610            605

----------------------------------------------------------------------------------------
Net earnings                                    $  273,312     $  243,680     $  173,372
----------------------------------------------------------------------------------------


See accompanying notes to combined financial statements.

LABATT CANADA
Combined Statements of Parent's Investment
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
-------------------------------------------------------------------------------
                                             2003           2002           2001
-------------------------------------------------------------------------------

Parent's investment, beginning of year  $ 202,039      $ 117,023     $   47,890

Net earnings                              273,312        243,680        173,372

Distribution to parent                    (23,414)      (158,664)      (104,239)

-------------------------------------------------------------------------------
Parent's investment, end of year        $ 451,937      $ 202,039      $ 117,023
-------------------------------------------------------------------------------


See accompanying notes to combined financial statements.

LABATT CANADA
Combined Statements of Cash Flows
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
-----------------------------------------------------------------------------------------------
                                                             2003           2002           2001
-----------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
   Net earnings                                         $ 273,312      $ 243,680      $ 173,372
   Items not affecting cash:
      Depreciation and amortization                       104,440         98,310         97,350
      Amortization of goodwill                                  -              -         39,550
      Share of earnings of partly owned
      businesses                                             (620)          (610)          (605)
      Employee future benefit expense                      55,472         48,320         29,508
      Gain on sale of other assets                              -         (2,825)              -
      Future income taxes                                  26,140          5,688         10,495
      Other                                                   454             97           (510)
   Funding of long-term liabilities                      (119,747)       (58,671)       (53,742)
   Dividends received from partly owned
   businesses                                                 578          1,173            581
   Proceeds (reduction) on sale of
   accounts receivable (note 2(f))                         (2,700)        66,800              -
   Change in non-cash operating working
   capital (note 10)                                      (14,692)        13,059         22,790
  ---------------------------------------------------------------------------------------------
                                                          322,637        415,021        318,789

Financing activities:
   Term debt advances                                           -        300,000              -
   Term debt repayments                                  (150,000)      (461,379)      (127,200)
   Repayment of loans from affiliates                           -        (80,000)              -
   Advances (repayments) under revolving-
   credit facility, net                                         -       (110,000)        60,000
   Distribution to parent                                 (23,414)      (158,664)      (104,239)
  ---------------------------------------------------------------------------------------------
                                                         (173,414)      (510,043)      (171,439)

Investing activities:
   Additions to fixed assets                             (100,701)      (102,935)       (99,577)
   Proceeds on disposal of investments
   and other assets                                         5,084        143,099          2,134
   Increase in investments and other assets                (6,243)       (4,651)         (2,111)
  ---------------------------------------------------------------------------------------------
                                                         (101,860)        35,513        (99,554)
-----------------------------------------------------------------------------------------------

Increase (decrease) in cash and short-term
investments                                                47,363        (59,509)        47,796

Cash and short-term investments,
beginning of year                                           6,238         65,747         17,951
-----------------------------------------------------------------------------------------------

Cash and short-term investments,
end of year                                             $  53,601      $   6,238      $  65,747
-----------------------------------------------------------------------------------------------

Supplemental cash flow information:
   Cash paid for:
      Interest                                          $  94,559      $ 153,265      $ 153,249
      Income taxes                                         66,239         15,468         29,674
-----------------------------------------------------------------------------------------------



See accompanying notes to combined financial statements.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
-------------------------------------------------------------------------------



1.   BASIS OF PRESENTATION:

     These combined financial statements have been prepared following Canadian generally accepted accounting principles ("Canadian GAAP"). These policies are also in conformity, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP") except as described in note 14 to the combined financial statements.

     Principles of combination:

     Companhia de Bebidas das Americas - AmBev ("AmBev") and Interbrew S.A./ N.V. ("Interbrew") are proposing to enter into a combination transaction between the two companies (the "Combination Transaction"). As part of the Combination Transaction, Labatt Brewing Canada Holding Ltd. ("MergeCo") will be merged into AmBev by means of an incorporacao as defined in
     Article 227 of Law No. 6404 of December 15, 1976 of the Federative Republic of Brazil (the "Merger Transaction"). At the time of the incorporacao, MergeCo's only significant asset will be substantially all of the capital stock of the entity that holds 100% of the capital stock of Labatt Brewing Company Limited ("Labatt"). These combined financial statements have been prepared in connection with the proposed Merger Transaction.

     In connection with the Merger Transaction, Labatt completed a series of transactions in May 2004. As a result of these transactions, Labatt now primarily consists of a wholly owned Canadian brewing operation ("Labatt Canada" or the "Operations"). The transactions completed by Labatt included the sale by Labatt's wholly owned European holding company of controlling interests in various foreign operating subsidiaries, the winding up of that European holding company, the transfer to an Interbrew subsidiary of various inactive Canadian and U.S. subsidiaries as well as a corporation holding a 50% interest in a Latin American brewing company, and the transfer to another Interbrew subsidiary of a 100% interest in Labatt Holdings, Inc., which in turn directly and indirectly owns a 70% interest in a U.S. brewing operation ("Labatt U.S.A."), and a 30% interest in FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), a Mexican brewing company. FEMSA Cerveza indirectly owns the remaining 30% interest in Labatt U.S.A. In addition, certain intercompany indebtedness payable by Labatt to an Interbrew subsidiary was repaid and certain indebtedness owing by subsidiaries of Labatt that were transferred to subsidiaries of Interbrew was capitalized in advance of the transfers.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
-------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION (CONTINUED):

     These combined financial statements have been prepared on a carve-out basis from Labatt and present the historic combined financial position and operating results of Labatt Canada that will, subject to shareholder and regulatory approvals, be acquired indirectly by AmBev. They exclude the historic financial position and operating results of the businesses transferred pursuant to the restructuring described above (the "Interbrew Retained Businesses"), the indebtedness directly related to those businesses, the indebtedness owing to Labatt that was capitalized, and related interest income and expense for all periods presented. All assets and liabilities of Labatt Canada have been recorded in the combined balance sheets at Labatt's book values. Parent's investment represents Labatt's net investment in the Operations.


2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Revenue recognition:

         Revenue from sales of products is recognized when title passes, which is generally at the time goods are shipped.

     (b) Employee future benefits:

         The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, future cost trends and retirement ages of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs are amortized over the average remaining service life of active employees. Any excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized commencing in the following year over the average remaining service life of active employees.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
-------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (c) Foreign currency translation:

         Foreign currency denominated transactions are recorded at the domestic equivalent at the date of the transaction and foreign currency denominated monetary assets and liabilities are translated at year-end exchange rates. Exchange gains and losses are included in earnings.

     (d) Income taxes:

         The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

     (e) Cash and short-term investments:

         Cash and short-term investments include highly liquid investments with a maturity of less than three months at the date of acquisition. Short-term investments are recorded at cost, which approximates market value. Included in short-term investments is an interest bearing advance of $726 (2002 - nil) to an affiliate of the Operations.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
-------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (f) Accounts receivable:

         At December 31, 2003, two customers from the Operations' distribution system represent 27.5% (2002 - 37.2%) of the accounts receivable balance. Management believes the credit risk with respect to these receivables is limited due to the Operations' ownership interest in these customers.

         Effective December 19, 2002, the Operations entered into a revolving agreement to sell an undivided interest in eligible accounts receivable, with limited recourse, to a third party up to a maximum of $90,000. The Operations retain servicing responsibilities for the accounts receivable sold. As at December 31, 2003, the Operations had sold $72,143 (2002 - $74,801) of receivables for $64,100 (2002 -
         $66,800) net cash proceeds, a retained interest with an estimated fair value of $7,877 (2002 - $7,821) and a resulting loss on sale of $166 (2002 - $180).

     (g) Inventories:

         Inventories are valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis.

     (h) Fixed assets:

         Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, generally at annual rates of 5% for buildings, 10% for machinery and equipment and 20% for returnable containers.

     (i) Investments and other assets:

         Investments in companies over which the Operations have significant influence ("partly owned businesses") are accounted for using the equity method.

         Costs incurred in connection with the senior credit facility have been deferred and are being amortized on a straight-line basis over the term of the debt.

         Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment by assessing the recoverability of the carrying value.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
-------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (j) Goodwill:

         Effective January 1, 2002, in accordance with The Canadian Institute of Chartered Accountants' Handbook Section 3062, "Goodwill and Other Intangible Assets", goodwill is no longer amortized. However, goodwill is tested for impairment at least annually by comparing carrying value to the respective fair value.

         In accordance with the new standard, the Operations have reviewed the valuation of the goodwill and determined that there is no impairment.

         Prior to January 1, 2002, goodwill was amortized over the lesser of its estimated useful life and forty years. Had the new standard been applied in the year ended December 31, 2001, net income would have been increased by $39,550.

     (k) Derivative financial instruments:

         Derivative financial instruments are used by the Operations in the management of its foreign currency and interest rate exposures.

         The Operations' interest rate swap agreements, forward rate agreements and interest rate collars are designated as hedges of the underlying debt. Interest expense is adjusted to include the payments made or received under these instruments.

         The Operations' forward foreign exchange contracts are designated as hedges of anticipated transactions. Gains and losses on these instruments are recorded as an adjustment of the hedged transaction.

     (l)Stock-based compensation:

        Certain employees of the Operations participate in Interbrew's employee stock option plan. The options are granted at market prices and, accordingly, no compensation cost is recognized in accordance with the intrinsic value based method.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
-------------------------------------------------------------------------------


3.   INVENTORIES:


     ---------------------------------------------------------------------------
                                                             2003           2002
     ---------------------------------------------------------------------------

     Finished goods and work in process                 $  56,915      $  38,293
     Materials and supplies                                37,295         37,991

     ---------------------------------------------------------------------------
                                                        $  94,210      $  76,284
     ---------------------------------------------------------------------------


4.   FIXED ASSETS:

     ---------------------------------------------------------------------------
                                                      Accumulated       Net book
     2003                                     Cost   depreciation          value
     ---------------------------------------------------------------------------

     Land                              $    26,725      $       -      $  26,725
     Buildings                             198,655         89,027        109,628
     Machinery and equipment             1,083,570        704,046        379,524
     Returnable containers                  82,639         36,587         46,052

     ---------------------------------------------------------------------------
                                       $ 1,391,589      $ 829,660      $ 561,929
     ---------------------------------------------------------------------------


     ---------------------------------------------------------------------------
                                                      Accumulated       Net book
     2002                                     Cost   depreciation          value
     ---------------------------------------------------------------------------

     Land                              $    26,172      $       -      $  26,172
     Buildings                             180,544         76,471        104,073
     Machinery and equipment             1,024,923        630,659        394,264
     Returnable containers                  74,489         35,903         38,586

     ---------------------------------------------------------------------------
                                       $ 1,306,128      $ 743,033      $ 563,095
     ---------------------------------------------------------------------------

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
-------------------------------------------------------------------------------


5.   INVESTMENTS AND OTHER ASSETS:

     ---------------------------------------------------------------------------
                                                            2003           2002
     ---------------------------------------------------------------------------

     Investment in Toronto Blue Jays
     Baseball Club, subject to put/call
     arrangement (a)                                    $      -       $ 42,882
     Other intangible assets (b)                           4,599          6,318
     Cross currency swap (note 6(c))                           -         19,544
     Other assets                                         11,623         11,455
     Deferred financing costs                              2,547          3,385

     ---------------------------------------------------------------------------
                                                        $ 18,769       $ 83,584
     ---------------------------------------------------------------------------


     (a) Effective August 31, 2000, the Operations sold an 80% interest in the Toronto Blue Jays Baseball Club ("TBJ") to Rogers Communications Inc. ("RCI") for net cash proceeds of $151,900.

         The sale agreement provided that the Operations could put the remaining 20% interest in TBJ to RCI at the end of three years, or earlier under certain circumstances, for US$28,000, subject to certain adjustments. Over this three-year period, RCI also had the right to purchase the remaining 20% interest in TBJ on similar terms. On November 12, 2003, the Operations received notice that RCI intended to exercise its call option. At December 31, 2003, the Operations have reflected the final sales value of $38,344 as per the agreement. All amounts related to the put option, including accrued interest, were collected on January 3, 2004 and, accordingly, have been included in 2003 accounts receivable. The Operations used the proceeds to repay the loans payable to affiliates of US$22,000
         (note 8(a)).

     (b) On June 1, 2002, the Operations acquired the Beck's sales and distribution rights in Canada from Sleeman Breweries Ltd. for $5,816. The asset is being amortized over the life of the contract ending December 31, 2006.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

6.   LONG-TERM DEBT:

     ---------------------------------------------------------------------------
                                                            2003           2002
     ---------------------------------------------------------------------------

     Senior credit facility (a):
        Canadian dollar term loans                     $ 150,000      $ 300,000
     Senior Notes (b):
        Series A                                         208,227        255,659
        Series B                                          50,000         50,000
     ---------------------------------------------------------------------------
                                                         408,227        605,659

     Less current portion                                 50,000        100,000

     ---------------------------------------------------------------------------
                                                       $ 358,227      $ 505,659
     ---------------------------------------------------------------------------


     (a) Effective December 12, 2002, the Operations entered into a
         $600,000 senior credit facility with a consortium of banks. The senior credit facility, which is utilized to finance the Operations' Canadian and United States brewing operations (the "Restricted Businesses"), provides for both term and revolving facilities. The term facility is repayable in scheduled semi-annual installments and has a final maturity date of December 12, 2005. The revolving facility provides for maximum borrowings of $300,000 and has a maturity date of December 12, 2005. The June 2004 installment was prepaid on December 12, 2003.

         Borrowings under both facilities bear interest at the bankers' acceptance rate (Canadian dollars) or U.S. LIBOR rate (U.S. dollars) plus the applicable margin, which is subject to a maximum of 0.95% for the revolving facility and 0.90% for the term facility. As at December 31, 2003, the average bankers' acceptance rate on the debt was 2.8% (2002 - 2.87%) and the applicable margin was 0.45% (2002 - 0.45%).

     (b) Effective July 23, 1998, the Operations entered into an agreement to borrow US$162,000 Series A Senior Notes and Cdn. $50,000 Series
         B Senior Notes (the "Notes") from a group of institutional investors. The Notes have fixed interest rates of 6.56% on the U.S. dollar portion and 6.07% on the Canadian dollar portion and are repayable on July 23, 2008.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------


6.   LONG-TERM DEBT (CONTINUED):

     (c) Effective July 23, 1998, the Operations entered into cross currency swap agreements which effectively convert the US$162,000 denominated fixed rate Notes into Cdn. $236,115 floating rate debt, which bears interest at the three-month bankers' acceptance rate plus 0.56%. These agreements expire on July 23, 2008. The fair value of the cross currency swaps as at December 31, 2003 is ($2,157) (2002 - $58,420), representing a financial (obligation) benefit for the Operations. The cross currency swap has been recorded as an (liability) asset of ($27,888) (2002 - $19,544) (notes 5 and 7), representing the value of the foreign exchange component of the cross currency swap.

         As at December 31, 2003, the Operations had entered into interest rate swap agreements which effectively convert Cdn. $210,000 and U.S. $92,000 of floating rate debt to fixed rate debt at interest rates ranging from 3.88% to 5.53% for Cdn. dollar denominated amounts and 1.18% to 1.24% for U.S. dollar denominated amounts. These agreements have expiry dates ranging from June 30, 2004 to July 23, 2008. The fair value of these interest rate swaps as at December 31, 2003 is ($8,901) (2002 - ($10,275)), representing a financial obligation for the Operations.

         As at December 31, 2003, the Operations had entered into agreements which have the effect of limiting the interest rates on $75,000 floating rate debt to a range between 4.40% and 6.00%. These agreements have expiry dates ranging from January 30, 2004 to January 31, 2006. The fair value of these agreements on December 31, 2003 was ($867) (2002 - ($1,904)), representing a financial obligation for the Operations.

         The above fair values are based on investment dealer quotes or quotes from the Operations' banker. The fair value of these instruments generally reflects the estimated amounts that the Operations would receive on settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting date, and thereby takes into account the current unrealizable gains or losses on open contracts.

         The above agreements expose the Operations to credit risk since there is a risk of counterparty default. Credit risk is monitored and minimized by dealing only with a diverse group of highly rated counterparties. In addition, the Operations enter into master netting agreements with its counterparties to enable it to settle derivative financial assets and liabilities with the counterparty on a net basis in the event that the counterparty defaults.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------


6.   LONG-TERM DEBT (CONTINUED):

     (d) Included in interest expense is interest on long-term debt, including the impact of related hedging instruments, of $27,268 (2002 - $33,974; 2001 - $51,067) and the amortization of deferred financing costs of $891 (2002 - $120; 2001 - $120).

     (e) Principal repayments on the long-term debt facility due within the next five years ending December 31 are as follows:

        ------------------------------------------------------------------------

        2004                                                          $  50,000
        2005                                                            100,000
        2006                                                                  -
        2007                                                                  -
        2008                                                            258,227

        ------------------------------------------------------------------------
                                                                      $ 408,227
        ------------------------------------------------------------------------


7.   LONG-TERM LIABILITIES:

     ---------------------------------------------------------------------------
                                                      Other post-
                                          Pension     retirement
     2003                                   plans          plans          Total
     ---------------------------------------------------------------------------

     Projected benefit obligation       $ 912,160     $  101,314     $1,013,474
     Plan assets                          674,492              -        674,492
     ---------------------------------------------------------------------------

     Plan deficit                         237,668        101,314        338,982

     Unamortized actuarial adjustments   (210,226)       (26,464)      (236,690)
     ---------------------------------------------------------------------------

     Net liability                      $  27,442     $   74,850        102,292
                                        =========     ==========
     Other benefit plans                                                    123
     ---------------------------------------------------------------------------

     Company plans (a)                                                  102,415

     Distribution affiliates' plans (b)                                  80,892
     ---------------------------------------------------------------------------

     Total net pension liability                                        183,307

     Other financing                                                      4,018

     Cross currency swap (note 6(c))                                     27,888

     ---------------------------------------------------------------------------
                                                                     $  215,213
     ---------------------------------------------------------------------------

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------


7.   LONG-TERM LIABILITIES (CONTINUED):

     ---------------------------------------------------------------------------
                                                     Other post-
                                          Pension     retirement
     2002                                   plans          plans          Total
     ---------------------------------------------------------------------------

     Projected benefit obligation       $ 819,579      $  77,559      $ 897,138
     Plan assets                          547,792              -        547,792
     ---------------------------------------------------------------------------

     Plan deficit                         271,787         77,559        349,346

     Unamortized actuarial adjustments  (179,026)        (3,874)      (182,900)
     ---------------------------------------------------------------------------

     Net liability                      $  92,761      $  73,685        166,446
                                        =========      =========
     Other benefit plans                                                    117
     ---------------------------------------------------------------------------

     Company plans (a)                                                  166,563

     Distribution affiliates' plans (b)                                  82,093
     ---------------------------------------------------------------------------

     Total net pension liability                                        248,656

     Other financing                                                      4,998

     ---------------------------------------------------------------------------
                                                                      $ 253,654
     ---------------------------------------------------------------------------


     (a) The Operations have retirement programs which provide pension and other post-retirement benefits based on employee years of service and, in some instances, employee earnings.

         Included in the above projected benefit obligations are the following amounts in respect of pension plans that are not fully funded:

         -----------------------------------------------------------------------
                                                             2003           2002
         -----------------------------------------------------------------------

         Projected benefit obligation                   $ 912,160      $ 819,579
         Fair value of plan assets                        674,492        547,792

         -----------------------------------------------------------------------
                                                        $ 237,668      $ 271,787
         -----------------------------------------------------------------------


         The net expense for the Operations' benefit plans is as follows:

         -------------------------------------------------------------------------------------------------
                                         2003                      2002                     2001
         -------------------------------------------------------------------------------------------------
                                            Other post-               Other post-              Other post-
                                   Pension   retirement      Pension   retirement     Pension   retirement
                                     plans        plans        plans        plans       plans        plans

         Defined benefit plans     $36,968       $6,861     $ 20,909       $7,344     $24,962       $6,024
         Defined contribution
           plans                     2,996            -        2,694            -       2,408            -
         -------------------------------------------------------------------------------------------------


LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------


7.   LONG-TERM LIABILITIES (CONTINUED):

         The Operations use actuarial reports prepared by independent actuaries for funding and accounting purposes. The significant actuarial assumptions adopted in measuring the Operations' accrued benefit obligations are as follows:

----------------------------------------------------------------------------------------
                                                  2003                    2002
----------------------------------------------------------------------------------------
                                                    Other post-              Other post-
                                           Pension   retirement    Pension    retirement
                                             plans        plans      plans         plans
----------------------------------------------------------------------------------------

         Weighted average assumptions:
           Discount rate                     6.00%        6.00%      6.50%     6.50%
           Expected long-term rate of
           return on plan assets             8.00%            -      8.00%         -
           Rate of compensation increase     3.00%            -      3.00%         -
----------------------------------------------------------------------------------------



         For measurement purposes, a weighted average rate of 8.50% of increase in the per capita cost of covered health care benefits for the year was assumed for 2003. The rate was assumed to decrease gradually to a weighted average rate of 5% in 2013.

         Other information about the Operations' defined benefit plans are as follows:

------------------------------------------------------------------------------------------------------------------
                                                  2003                     2002                     2001
------------------------------------------------------------------------------------------------------------------
                                                     Other post-              Other post-              Other post-
                                            Pension   retirement    Pension    retirement    Pension    retirement
                                              plans        plans      plans         plans      plans         plans
-----------------------------------------------------------------------------------------------------------------


        Employer contributions             $103,317      $ 3,592    $46,137        $3,844    $43,571        $3,745
        Employees' contributions              1,220            -        990             -      1,026             -
        Benefits paid                        62,803        3,592     44,908         3,806     48,773         3,745



     (b) The obligation under the distribution affiliates' plans represents the Operations' pro rata share of obligations under such plans that will be funded by the Operations through future service charge allocations from these affiliates.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

-------------------------------------------------------------------------------


8.   LOANS AND SUBORDINATED DEBT PAYABLE TO AFFILIATES:

     --------------------------------------------------------------------------
                                                            2003           2002
     --------------------------------------------------------------------------

     Loans to finance Excluded Net Assets (a):
       U.S. LIBOR plus 1.34%
        (US$22,000; 2002 - US$22,000)                  $  28,380      $  34,720

     --------------------------------------------------------------------------

     Subordinated debt:
       8.5% (2002 - 8.5%)                              $ 753,100      $ 753,100

     --------------------------------------------------------------------------

     (a) The Operations have loans payable to certain subsidiaries of Interbrew related to the funding of certain other non-brewing assets and liabilities (the "Excluded Net Assets"). Certain Excluded Net Assets are pledged as collateral under these loans.

         These loans are payable on demand from the proceeds of the Excluded Net Assets. Under the terms of the senior credit facility, the Operations can only make payments of interest and principal on these loans out of cash flows derived from the Excluded Net Assets or if the payment meets the definition of a Permitted Distribution. As a result of the final sale of TBJ (note 5(a)) the US$22,000 was repaid in January 2004.

     (b) In March 2001, the Operations issued a subordinated debenture in favour of Interbrew International B.V. in the amount of $753,100, maturing on March 23, 2011. The note bears interest at 8.5%. On February 5, 2002, this debenture was assigned to Brandbrew S.A. ("Brandbrew"). The terms and conditions remain unchanged.

         The Operations have negotiated a revolving credit facility with Brandbrew. The total credit available under this facility is $130,000.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

-------------------------------------------------------------------------------


8.   LOANS AND SUBORDINATED DEBT PAYABLE TO AFFILIATES (CONTINUED):

         Included in interest expense is interest on loans payable to affiliates of $64,817 (2002 - $68,453; 2001 - $77,186).

         Accounts payable and accrued charges include $49,875 (2002 - $181) of accrued interest payable to affiliates.


9.   INCOME TAXES:

     The Operations' effective income tax rate is derived as follows:

     --------------------------------------------------------------------------
                                                  2003          2002       2001
     --------------------------------------------------------------------------
     Combined statutory rate (after
       manufacturing and processing
       deduction)                               32.0 %         33.3%     34.5 %
     Non-deductible goodwill amortization            -             -      4.7 %
     Expenses not deductible for taxes and
       revenue not taxable                      (3.0)%         1.2 %      1.2 %
     Tax-free dividends                              -        (0.3)%     (0.8)%

     --------------------------------------------------------------------------
                                                29.0 %        34.2 %      39.6%
     --------------------------------------------------------------------------


10.  COMBINED STATEMENTS OF CASH FLOWS:

     The change in non-cash operating working capital consists of the following:

     --------------------------------------------------------------------------
                                                  2003          2002       2001
     --------------------------------------------------------------------------

     Decrease (increase) in current assets:
       Accounts receivable                    $ (2,140)     $(21,123)  $(27,083)
       Inventories                             (17,926)       (4,576)   (11,086)
       Prepaid expenses                         (1,040)       (1,023)     3,425
     Increase (decrease) in current
       liabilities:
       Accounts payable and accrued charges     13,671       (25,515)    48,856
       Income taxes payable                    (18,702)       64,781     10,030
       Other taxes payable                      11,445           515     (1,352)

     --------------------------------------------------------------------------
                                              $(14,692)    $  13,059  $  22,790
     --------------------------------------------------------------------------

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

-------------------------------------------------------------------------------


11.  COMMITMENTS AND CONTINGENCIES:

     The Operations have entered into operating leases, substantially all of which will be discharged within 10 years. Future annual fixed rental payments for the next five years and thereafter are as follows:

     --------------------------------------------------------------------------

     2004                                                              $ 10,543
     2005                                                                 9,482
     2006                                                                 5,094
     2007                                                                 3,141
     2008                                                                 1,924
     Thereafter                                                           5,911

     --------------------------------------------------------------------------
                                                                       $ 36,095
     --------------------------------------------------------------------------

     Various claims and legal proceedings have been asserted or instituted against the Operations, some of which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable.

     It is possible that the final resolution of some of these matters may require the Operations to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated.

     The Operations have entered into a shareholder support agreement in connection with the financing of one of the provincial distribution companies. In the event that the distribution company determines it will be unable to meet its payment obligations on the debt, the Operations may be required to accelerate the payment of service fees for future services, or to defer payment for amounts owed with respect to previous sales. In the event of a payment default, the Operations may be required to repurchase any inventory held by the distribution company that was purchased from the Operations.

     The Operations have provided letters of credit to satisfy certain obligations related to suppliers and executive mortgages amounting to $5,903 (2002 - $2,203).

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

-------------------------------------------------------------------------------


12.  FINANCIAL INSTRUMENTS:

     In addition to the cross currency swap, interest rate swap and forward rate agreements described in note 6(c), the Operations uses forward foreign exchange contracts to hedge the foreign exchange risk of foreign purchases and receipts. The related purchase or receipt is recorded at the forward exchange rate. As at December 31, 2003, the Operations had contracts outstanding to sell Mexican pesos 55,395 for US$4,972 at various dates from January 12, 2004 to June 10, 2004. The fair value of these forward foreign exchange contracts is $126, representing a financial benefit to the Operations. The Operations have also entered into forward foreign exchange contracts with Brandbrew to purchase
     (euro) 20,000 for Cdn. $31,830; (pound-sterling)960 for Cdn. $2,161 at various dates from January 20, 2004 to January 20, 2005. The fair value of these contracts is ($733) representing a financial obligation to the Operations.

     The fair value of cash and short-term investments, accounts receivable and accounts payable and accrued charges approximates carrying value due to the short term to maturity of these instruments. The fair value of the senior credit facility and the LIBOR-based loans payable to affiliates approximates carrying value as the loans bear market rates of interest. The fair values of other financial liabilities are as follows:

     ------------------------------------------------------------------------

     Series A Senior Notes                                          $ 235,300
     Series B Senior Notes                                             53,470

     ------------------------------------------------------------------------

     The fair value of these long-term liabilities has been estimated as the present value of contractual payments discounted using current market rates of interest available to the Operations for similar debt instruments.


13.  RELATED PARTY TRANSACTIONS:

     In addition to transactions disclosed elsewhere in the financial statements, the Operations enter into transactions with affiliates and partly owned businesses on competitive, commercial terms similar to those with unrelated parties in the normal course of business. Included in sales are $146,608 (2002 - $160,276; 2001 - $154,721) of sales and fees earned from Interbrew Retained Businesses. Included in cost of sales, selling and administration expenses are purchases and fees of $37,397 (2002 - $34,840; 2001 - $28,239) from affiliates and $170,257 (2002 -
     $158,893; 2001 - $154,542) from partly owned distribution businesses. Accounts receivable include $12,611 (2002 - $24,657) from Interbrew Retained Businesses and other affiliates. Accounts payable and accrued charges include $9,997 (2002 - $9,875) payable to affiliates.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

-------------------------------------------------------------------------------


14.  U.S. GAAP RECONCILIATION:

     Labatt Canada's accounting policies as reflected in these combined financial statements do not materially differ from U.S. GAAP except for:

     (a) Employee benefit plans:

         Under Canadian GAAP, Labatt Canada adopted CICA Handbook Section 3461, "Employee Future Benefits" ("CICA 3461") effective January 1, 1999 on a retroactive basis resulting in the full recognition of the restated employee benefit obligations under CICA 3461 on that date. For purposes of U.S. GAAP, Labatt Canada adjusted its employee benefit obligations to fair value under Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("FAS 87"), and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post Retirement Benefits Other Than Pensions", effective July 31, 1995 as a result of the purchase accounting for Interbrew's acquisition of Labatt at that time. Based on these different transition dates, and measurement differences between Labatt Canada's previous Canadian GAAP reporting and U.S. GAAP for the period from July 31, 1995 to December 31, 1998, differences arise related to the amortization of past service costs and net actuarial gains and losses. The differences between Labatt Canada's previous Canadian GAAP reporting and U.S. GAAP as at July 31, 1995 also give rise to a difference in the goodwill arising on Interbrew's acquisition of Labatt.

         FAS 87 also requires an additional minimum liability to be recorded if the accumulated benefit obligation is greater than the fair value of plan assets. Canadian GAAP has no such requirement.

     (b) Derivative instruments:

         Labatt Canada uses cross currency swaps, interest rate swaps and forward rate agreements to hedge its foreign exchange and interest rate exposure on outstanding borrowings. Labatt Canada also uses foreign exchange forward contracts to hedge the foreign exchange risk of foreign purchases and receipts. Under Canadian GAAP, the foreign exchange component of the cross currency swap is recorded as an asset or liability and all other gains and losses on these contracts are accounted for as an adjustment of the related hedged transaction.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

-------------------------------------------------------------------------------


14.  U.S. GAAP RECONCILIATION (CONTINUED):

         Effective January 1, 2001, for U.S. GAAP purposes, Labatt Canada adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on whether it is a cash flow or fair value hedge. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

         When all criteria are met, the changes in the fair value of the cash flow hedging instruments that are determined to be effective hedges are recognized in other comprehensive income. When all criteria are met, changes in the fair value of the fair value hedging instruments are recognized in earnings with the offsetting loss or gain on the hedge item attributable to the risk being hedged. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recorded in U.S. GAAP earnings.

         Labatt Canada has reviewed its other commercial contracts outstanding as at December 31, 2003, 2002 and 2001 in relation to FAS 133 and has determined that there are no embedded derivatives as defined in FAS 133.

     (c) Deferred income taxes:

         Under U.S. GAAP, Statement of Financial Accounting Standards No. 109, "Income Taxes" ("FAS 109"), Labatt Canada would adjust deferred income tax balances for enacted changes in future income tax rates. Under Canadian GAAP, future income balances are adjusted for changes in future income tax rates when such changes are substantively enacted.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

-------------------------------------------------------------------------------


14.  U.S. GAAP RECONCILIATION (CONTINUED):

     (d) Reconciliation of net earnings and comprehensive income:

         The following table presents net earnings following U.S. GAAP:


         ----------------------------------------------------------------------
                                                 2003        2002        2001
         ----------------------------------------------------------------------
         Net earnings under Canadian
           GAAP                             $ 273,312   $ 243,680   $ 173,372
         Adjustments (net of related
           tax effects):
             Employee future benefits (a)      (9,713)     (9,860)      5,336
             Derivative instruments (b)         2,529        (931)     (6,540)
             Future income tax adjustment
               related to enacted tax rate
               exchange (c)                         -           -      (5,600)
             Cumulative adjustment at
               January 1, 2001 for the
               change in derivative
               instrument accounting                -           -        (243)
         ----------------------------------------------------------------------
         Net earnings under U.S. GAAP         266,128     232,889     166,325
         Other comprehensive income (loss):
           Minimum pension liability
             adjustment (a)                      (820)    (62,562)    (84,260)
           Derivative instruments (b)             450       1,779      (5,886)
           Cumulative adjustment at
             January 1, 2001 for the
             change in derivative
             instrument accounting                  -              -    1,413

         ----------------------------------------------------------------------
         Comprehensive income under
           U.S. GAAP                        $ 265,758   $ 172,106   $  77,592
         ----------------------------------------------------------------------

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

-------------------------------------------------------------------------------


14.  U.S. GAAP RECONCILIATION (CONTINUED):

     (e) Combined balance sheet under U.S. GAAP:

         The following tables indicate the significant items in the combined balance sheets that would have been affected had the combined financial statements been prepared under U.S. GAAP:

         ----------------------------------------------------------------------
                                                Employee
                                      Canadian    future  Derivative      U.S.
         2003                             GAAP  benefits instruments      GAAP
         ----------------------------------------------------------------------
         Investments and other
           assets                    $  18,769 $  65,748   $   3,458 $   87,975
         Future tax assets
           (obligations)                (4,464)   28,735       3,717     27,988
         Goodwill                    1,326,477   (35,636)          -  1,290,841
         Long-term debt                358,227         -      27,608    385,835
         Long-term liabilities         215,213   152,561     (13,004)   354,770
         Parent's net investment       451,937   (93,714)     (7,429)   350,794
         ----------------------------------------------------------------------


         ----------------------------------------------------------------------
                                                Employee
                                       Canadian   future  Derivative       U.S.
         2002                              GAAP benefits instruments       GAAP
         ----------------------------------------------------------------------

         Investments and other
         assets                      $  83,584 $  45,860   $  40,904 $  170,348
         Future tax assets              21,677    23,951       5,362     50,990
         Goodwill                    1,326,477   (35,636)          -  1,290,841
         Long-term debt                505,659         -      44,496    550,155
         Long-term liabilities         253,654   117,356      12,179    383,189
         Parent's net investment       202,039   (83,180)    (10,409)   108,450
         ----------------------------------------------------------------------

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

------------------------------------------------------------------------------


14.  U.S. GAAP RECONCILIATION (CONTINUED):

     (f) New accounting standards not yet adopted:

         Under Staff Accounting Bulletin 74, Labatt Canada is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

         (i)  Canadian GAAP standards:

              In 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in CICA Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to the Guideline, it is expected to be effective for Labatt Canada' 2005 fiscal year. Although Labatt Canada is currently reviewing AcG-15, the impact of the Guideline, if any, on Labatt Canada combined financial statements has not been determined.

              In 2003, the CICA finalized amendments to Accounting Guideline AcG- 13, "Hedging Relationships", that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for Labatt Canada's 2004 fiscal year. Certain interest rate derivatives will no longer qualify as hedges under the guideline and will, therefore, be recognized in the balance sheet at fair value with changes recorded in earnings.

         (ii) U.S. GAAP standards:

              In 2003, the FASB amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to receive a majority of the VIE's residual returns. For Labatt Canada, the requirements of FIN 46R apply in 2003 for all VIE's created after January 31, 2003. For VIE's created before January 31, 2003, the requirements of FIN 46R apply as of December 31, 2004 for a VIE that does not meet the definition of a special-purpose entity ("SPE") and as of January 1, 2004 for a VIE that is an SPE.

              Although Labatt Canada is currently reviewing FIN 46R, the impact, if any, of these pronouncements on Labatt Canada's combined financial statements has not been determined.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: July 5, 2004

                   COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                   By:    /s/  Pedro de Abreu Mariani
                      -------------------------------------
                      PEDRO DE ABREU MARIANI
                      GENERAL COUNSEL

                          FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.